Exhibit 15.1

ICA AB and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)

ICA AB and Subsidiaries

Index

Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)

Page
Report of Independent Registered Public Accounting Firm Financial Statements of ICA AB (1)	3

Consolidated Income Statements Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)	4

Consolidated Balance Sheets December 31, 2006 (unaudited) and 2005	5-6

Consolidated Statements of Shareholders’ Equity Years Ended December 31, 2006 (unaudited), and 2005 and 2004 (unaudited)	7

Consolidated Statements of Cash Flows Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)	8

Notes to Consolidated Financial Statements	9-59

(1)	The consolidated financial statements of ICA AB, an investee of Royal Ahold N.V., are included in this Annual Report on Form 20-F of Royal Ahold N.V. to comply with Rule 3-09 of Regulation S-X of the U.S. Federal Securities Laws.

Report of Independent Registered Public Accounting Firm

To the board of Directors and Shareholders of ICA AB

We have audited the accompanying consolidated balance sheet of ICA AB (the “Company”) as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended (all expressed in Swedish Kronor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financing reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ICA AB and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

As discussed in Note 17 to the consolidated financial statements, the accompanying financial statements have been retrospectively adjusted for discontinued operations

Deloitte AB

Malmö, Sweden

April 12, 2006 (March 27, 2007 as to Note 17)

ICA AB and Subsidiaries

Consolidated Income Statements (Amounts in millions of SEK)

Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)

	Note	2006	2005	2004
		(unaudited)		(unaudited)
Net sales	2, 3	67,395	66,096	68,440
Cost of sales	4	-57,640	-56,933	-59,106

Gross profit		9,755	9,163	9,334
Selling expenses	4	-4,521	-4,573	-5,244
Administrative expenses	4	-3,658	-2,869	-2,662
Other operating income	7	805	303	171
Share of associated companies’ and joint ventures’ net profit (loss)	14	-84	-84	426

Operating income	2, 5, 6, 8, 9	2,297	1,940	2,025
Results from financial investments:
Interest income and similar profit/loss items		107	103	113
Interest expenses and similar profit/loss items		-358	-376	-337

Income from continuing operations before income taxes		2,046	1,667	1,801
Income taxes	11	-12	-147	-243
Income from continuing operations		2,034	1,520	1,558
Income (loss) from discontinued operations, net of income taxes	17	367	-2	-46
NET INCOME		2,401	1,518	1,512
Of which attributable to Parent Company’s shareholders		2,393	1,531	1,511
Of which attributable to minority		8	-13	1

The accompanying notes are an integral part of these consolidated financial statements

ICA AB and Subsidiaries

Consolidated Balance Sheets (Amounts in millions of SEK)

Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)

	Note	2006	2005
		(unaudited)
ASSETS
NON-CURRENT ASSETS
Intangible fixed assets	12	3,447	1,914
Tangible fixed assets	13
Buildings and land		8,148	6,944
Investment properties		997	1,541
Leasehold improvements		564	552
Equipment		2,833	2,336
Construction in progress		690	1,068

		13 232	12 441
Financial fixed assets	23
Shares in associated companies and joint ventures	14	63	687
Receivables from associated companies	21	320	583
Other financial fixed assets		108	138
ICA Banken’s receivables	16	2,810	2,558
Long-term receivables		658	948

		3 959	4 914
Deferred tax assets	11	181	49

Total non-current assets		20,819	19,318
CURRENT ASSETS	23
Inventory	15	3,550	3,228
Current receivables
Accounts receivable		2,554	2,931
Tax assets		132	215
ICA Banken’s receivables	16	1,679	1,553
Receivables from related parties	21	10	26
Other receivables		18	113
Prepaid expenses and accrued income		1,849	1,753
Cash and cash equivalents		3,749	2,920
Assets held for sale	17	1,146	674

Total current assets		14,687	13,413
TOTAL ASSETS		35,506	32,731

The accompanying notes are an integral part of these consolidated financial statements

ICA AB and Subsidiaries

Consolidated Balance Sheets (Amounts in millions of SEK)

Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)

	Note	2006	2005
		(unaudited)
Shareholders’ equity	18
Share capital		500	500
Other paid-in capital		12,557	12,557
Hedging, translation and revaluation reserves		354	273
Accumulated deficit		-3,208	-4,978

Shareholders’ equity related to shareholders in the Parent Company		10,203	8,352
Minority interest in shareholders’ equity		13	19

Total shareholders’ equity		10,216	8,371
Long-term liabilities	23
Provisions for pensions	19	760	783
Deferred tax liabilities	11	648	519
Liabilities to credit institutions		3,366	5,068
Other provisions		104	105
Other liabilities		2,764	2,430

Total long-term liabilities		7,642	8,905
Current liabilities	23
Liabilities to credit institutions		941	368
Accounts payable		5,690	4,914
Deposits, ICA Banken	16	6,394	5,930
Liabilities to associated companies	21	20	32
Income tax liabilities		6	91
Short-term loans		1,089	1,091
Other liabilities		1,363	963
Provisions		72	43
Accrued expenses and deferred income		2,073	2,023

Total current liabilities		17,648	15,455
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		35,506	32,731

The accompanying notes are an integral part of these consolidated financial statements

ICA AB and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Amounts in millions of SEK)

Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)

	Share capital	Other paid-in capital	Reserves	Retained earnings	Shareholders’ equity related to shareholders in parent company	Minority interest	Total shareholders’ equity
Opening balance, December 31, 2003, as previously reported (unaudited)	500	12,557	0	-1,180	11,877	34	11,911
Change in accounting principle (Note 1) (unaudited)				-6	-6		-6
Opening balance, shareholders’ equity, after change in principle (unaudited)	500	12,557	0	-1,186	11,871	34	11,905
Currency translation differences (unaudited)			-61		-61		-61
Changes in market value of derivatives, net of tax (unaudited)			-43		-43		-43
Net income (unaudited)				1,512	1,512	-1	1,511

Dividends (unaudited)				-6,228	-6,228		-6,228

Balance, December 31, 2004 (unaudited)	500	12,557	-104	-5,902	7,051	33	7,084

Currency translation differences			395		395		395
Changes in market value of derivatives, net of tax			-18		-18		-18
Acquisition of minority interest						-1	-1
Net income				1,531	1,531	-13	1,518

Dividends				-607	-607		-607

Balance, December 31, 2005	500	12,557	273	-4,978	8,352	19	8,371

Change in accounting principle (Note 1) (unaudited)				-13	-13		-13
Opening balance, shareholders’ equity, after change in principle (unaudited)	500	12,557	273	-4,991	8,339	19	8,358
Currency translation differences (unaudited)			-455		-455		-455
Changes in market valuation of derivatives, net of tax (unaudited)			38		38		38
Revaluation reserve related to acquisition of Rimi Baltic (unaudited)			498		498		498
Acquisition of minority interest (unaudited)						-14	-14
Net income (unaudited)				2,393	2,393	8	2,401

Dividends (unaudited)				-610	-610		-610

Balance, December 31, 2006 (unaudited)	500	12,557	354	-3,208	10,203	13	10,216

The accompanying notes are an integral part of these consolidated financial statements.

ICA AB and Subsidiaries

Consolidated Statements of Cash Flows (Amounts in millions of SEK)

Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)

	Note	2006	2005	2004
		(unaudited)		(unaudited)
Operating activities
Income from continuing operations before income taxes		2,046	1,667	1,801
Adjustments for non-cash items	24	679	1,368	1,151
Income tax paid		-220	-348	-226

Cash flow from operating activities before change in working capital		2,505	2,687	2,726
Changes in working capital
Inventory (increase - / decrease +)		-165	105	79
Loan portfolio ICA Banken (increase + / decrease -)		-378	-1,084	-1,889
Short-term receivables (increase - / decrease +)		-146	-250	84
Short-term liabilities (increase + / decrease -)		1,228	881	-308

Cash flow from operating activities		3,044	2,339	692
Investing activities
Purchases of fixed assets		-2,423	-2,547	-2,843
Proceeds from sale of fixed assets		2,196	489	767
Loans to franchises		-131	-162	—
Repayment of loans from franchises		465	575	215
Acquisitions of businesses	25	-1,420	—	—
Proceeds from sale of assets held for sale		924	523	137
Investments in financial fixed assets		-29	-110	—
Proceeds from sale of financial fixed assets		130	83	90
Investment in associated companies		24	-76	-63
Divestment of associated companies		-125	149	2,461

Cash flow from investing activities		-389	-1,076	764
Financing activities
Change in minority share in equity		-13	0	1
Repayments of borrowings		-2,046	-5,933	—
Proceeds from borrowings		797	5,130	3,508
Dividends paid		-610	-607	-6,228

Cash flow from financing activities		-1,872	-1,410	-2,719
Cash flow of the year		783	-147	-1,263
Cash and cash equivalents at beginning of year		2,920	3,198	4,541
Exchange rate differences		46	-131	-80

Cash and cash equivalents at end of year		3,749	2,920	3,198

The accompanying notes are an integral part of these consolidated financial statements

ICA AB and Subsidiaries

Notes to consolidated Financial Statements (Amounts in millions of SEK)

Years Ended December 31, 2006 (unaudited), 2005 and 2004 (unaudited)

Basis of presentation and significant accounting policies

Formation of the company and purpose of these financial statements

ICA AB (formerly known as “ICA Ahold AB”, also referred to as the “Company”, “ICA” or “Group”) began operations in 1917 in Sweden. ICA Ahold AB was created in December 1999 shortly after the signing of the preliminary partnership agreement between ICA Förbundet Invest AB (“ICA Förbundet”) of Sweden, Canica AS of Norway, and Royal Ahold of the Netherlands contemplating their investment in the operations of ICA AB, the then parent of the operations of ICA. ICA Ahold AB was created to act as a holding company, facilitating this partnership structure. Both Canica AS and ICA Förbundet contributed their shares in ICA AB to ICA Ahold AB in exchange for share ownership in ICA Ahold AB. Cash contributed by Royal Ahold to ICA Ahold AB, in exchange for ownership in ICA Ahold AB, was largely used to fund an offer to the remaining 3,900 shareholders of ICA AB for outstanding B and C shares in ICA AB. Upon the acceptance by more than 99 percent of the remaining shareholders at the end of April 2000, Royal Ahold funded its investment in ICA Ahold AB and ICA Ahold AB purchased the shares from the remaining shareholders. Accordingly, operations of the partnership in this form of ownership commenced May 1, 2000. For the purposes of these financial statements, ICA Ahold AB is referred to as ICA AB.

The formation of the Company and its subsidiaries, in its present ownership structure, was not accounted for using the purchase method of accounting. Instead, the transaction on May 1, 2000 was deemed a reorganization of the business between shareholders, none of which controlled the Company, to allow a new investor, Royal Ahold, to acquire through a tender offer a less-than-majority portion of the shares in the business, largely from investors who ceased being shareholders in the Company. All of the outstanding assets and liabilities of ICA AB became assets and liabilities of the Company, which maintained its management, employees, and offices and continued the same business. Accordingly, ICA Ahold recognized the assets and liabilities transferred at their carrying amounts in the accounts of ICA AB at May 1, 2000.

According to the Shareholders’ Agreement among Royal Ahold, Canica AS and ICA Förbundet, Canica AS held a put option. During 2004, Canica AS exercised its put option, which forced Royal Ahold to purchase all of Canica AS’s shares. Subsequently, Royal Ahold entered into an agreement with ICA Förbundet to purchase from Royal Ahold half of the shares of ICA AB that Royal Ahold acquired as a result of the exercise of Canica AS’s put option. The exercise of the option in conjunction with the sale of Canica AS’s shares to ICA Förbundet resulted in Royal Ahold holding 60 percent of ICA AB’s shares while ICA Förbundet holds 40 percent. The Shareholders’ Agreement does not allow Royal Ahold to acquire control as a result of the transaction. On November 4, 2004 ICA AB paid a special divided of SEK 5,500 to ICA Förbundet and Royal Ahold.

These consolidated financial statements of ICA AB have been prepared to assist Royal Ahold in satisfaction of its periodic reporting requirements with the Securities and Exchange Commission of the United States of America (“SEC”) pursuant to rule 3-09 of regulations S-X of U.S. Federal Securities Laws.

The Company’s business

The Company’s primary businesses are located in Sweden and Norway. Until December 18, 2006 the businesses in the Baltic countries were operated through a joint venture. On December 18, 2006, ICA acquired the remaining 50% of the shares in Rimi Baltic AB from Kesko Livs Ab and Rimi Baltic AB became a wholly owned subsidiary.

In Sweden, the Company operates extensive wholesale, retail and real estate businesses that support the more than 1,400 retail stores in Sweden, most of which are operated as franchises. The Company also sells and develops financial services for private individuals in Sweden.

In Norway, the Company operates extensive wholesale, retail and real estate businesses that support more than 700 retail stores in Norway, most of which are Company-owned.

On January 3, 2005 ICA and Kesko formed a joint venture by merging their Baltic operations. The company, Rimi Baltic AB, is one of the leading and most modern food retail chains in the region. Upon formation of Rimi Baltic AB, ICA and Kesko each owned 50% of the business. Rimi Baltic is reported according to the equity method for 2006, but as of December 31, 2006 is consolidated in the ICA group. In 2004 ICA reported the Baltic store operations as a subsidiary, ICA Baltic, which meant that its sales were included in those of the Group. Since Rimi Baltic AB was a joint venture until December 18, 2006 the operations were reported according to the equity method, which means that only ICA’s share of its after-tax income is reported in the consolidated income statement for 2006.

Reporting currency

These consolidated financial statements have been prepared in SEK. References to “SEK”, “Swedish krona” or “Swedish kronor” are to the lawful currency of Sweden.

Note 1 Accounting principles

These consolidated accounts are prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU Commission and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRIC effective for 2006 have been adopted by the EU, except that the EU carved out certain hedge accounting provisions of IAS 39. The Company does not utilize this carve out permitted by the EU. Consequently, the accounting policies applied by the Company also comply fully with IFRS. The company also follows the Swedish Accounting Standards Board’s recommendation RR 30:05 Supplementary accounting rules for groups, which specifies additional disclosure requirements in accordance with the Annual Accounts Act.

The following standards and interpretations had been published but not yet effective at the time this annual report was approved:

IFRS 7 Financial instruments: Disclosures and amendments to IAS 1 Presentation of Financial Statements

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

IFRIC 8 Scope of IFRS 2

IFRIC 9 Reassessment of Embedded Derivatives

IFRIC 10 Interim Financial Reporting and Impairment

IFRS 7 does not necessitate any changes in the recognition and valuation of financial instruments, although disclosure requirements have changed compared with IAS 32 and IAS 30. IFRS 7 changes the disclosure requirements in IAS 1. IFRS 7 will be applied in 2007 in accordance with the standard. IFRS 7 is expected to have little effect on the financial reports when it is applied. None of the pronouncements that have been issued have an effect on the Company’s financial statements when it is applied.

Accounting principles applied

Changes in accounting principles

According to an amendment to IAS 39 published in August 2005, financial guarantees are initially recognized at fair value, subsequent to which they are recognized at the higher of the amount according to IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount according to IAS 39. The new principle has applied since January 1, 2006, in accordance with IAS 39. The effect on shareholders’ equity as of January 1, 2006 is SEK 13 million, net of tax.

The annual fee that ICA Banken charges for its bank cards was previously recognized as revenue when the customer was charged. According to the amended principle, the annual fee is divided evenly over the course of the year. The amended principle affected the Group’s shareholders’ equity by SEK -6 million, net of tax, as of January 1, 2004.

Reclassifications

ICA Banken’s net interest income is now recognized in net sales together with its net commission income. Net interest income had previously been recognized as other operating income. Net interest income amounts to SEK 278 million (215 and 145). The comparative years have been reclassified to conform to the current year presentation.

Certain other reclassifications have been made to prior periods to conform to the current period presentation.

Basis of accounting

The consolidated accounts are based on historical acquisition costs, with the exception of financial derivatives and certain financial assets, which are recognized at fair value.

The consolidated accounts comprise the Parent Company, ICA AB, and its subsidiaries. The Parent Company’s functional currency is the Swedish kronor, which is also the reporting currency for the Parent Company and the Group.

The preparation of the financial statements in conformity with IFRS requires that management make use of judgments, estimates and assumptions that affect the application of the accounting principles and the carrying amounts in the income statement and the balance sheet. Estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgments.

IFRS 1, First-time adoption of International Financial Reporting Standards

The accounting and valuation of assets and liabilities in the opening balance sheet as of January 1, 2004 has been applied retrospectively according to the accounting principles listed below except for the following exceptions allowed by IFRS 1:

•	IFRS 3, Business Combinations, allows for prospective application for acquisitions and business combinations that took place after January 1, 2004

•	Actuarial gains and losses attributable to the period prior to January 1, 2004 are reported in their entirety as part of equity in the balance sheet

•	Translation differences accumulated prior to January 1, 2004 are accounted for as retained earnings

Consolidated accounts

A subsidiary is included in the consolidated accounts as of the date the Parent Company secures a controlling influence over the company and is no longer included as of the date the Parent Company’s controlling influence over the company ceases.

The minority interest initially consists of the minority’s share of the fair value of the net assets and is recognized in shareholders’ equity separately from the Parent Company’s equity. The income or loss from the minority interest is recognized in the income statement separately from the Parent Company’s results as an allocation of results for the period.

The purchase accounting method is applied to the acquisition of subsidiaries. The acquisition cost of an acquisition consists of the fair value on the acquisition date of the assets and liabilities and contingent liabilities plus direct purchase costs. Acquired identifiable assets, liabilities and obligations are recognized at fair value. The difference between acquisition cost and fair value is recognized as goodwill. If the acquisition cost is less than the fair value of acquired identifiable assets, liabilities and contingent liabilities, the difference is recognized directly through profit or loss.

In incremental acquisitions, each transaction is treated individually. Goodwill is determined for each acquisition based on fair value on the acquisition date and the consideration paid for the acquisition. Changes in the fair value of shares that had already been owned are recognized as a revaluation in shareholders’ equity.

For all subsidiaries included in the consolidated accounts, uniform accounting principles are applied. This also applies to companies reported according to the equity method. All intra-Group transactions are eliminated.

Investments in associated companies

Holdings in associated companies are reported according to the equity method. An associated company is a unit in which the Group has a significant but not controlling influence. Application of the equity method means that investments in associated companies are recognized in the balance sheet at cost plus any changes in the Group’s share of the associated company’s net assets less any impairments and dividends. The income statement reflects the Group’s share of associated companies’ income or loss after tax.

The difference between the acquisition cost of the acquired shares and the fair value of the Group’s share of the identifiable assets and liabilities in the associate is accounted as goodwill (excess value) or in case of a negative difference is recognized directly through profit or loss. The Group’s investments in associated companies comprise goodwill, which is dealt with in accordance with the accounting principles for goodwill described below. Impairment testing is conducted on reported shares in associated companies when there are indications of diminished value.

For transactions between Group companies and associated companies, the portion of unrealized gains corresponding to the Group’s share of the associated company is eliminated. Unrealized losses are also eliminated as long as there is no indication of impairment.

Investments in joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity subject to joint control. ICA reports joint ventures according to the equity method of accounting.

In transactions between Group companies and joint ventures, the portion of unrealized gains corresponding to the Group’s share of the jointly controlled company is eliminated. Unrealized losses are eliminated correspondingly as long as there is no indication of impairment.

Transactions in foreign currency

Transactions in foreign currency are remeasured to the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities expressed in foreign currency are remeasured to the functional currency at the exchange rate on the balance sheet date with exchange rate differences recognized through profit or loss. Non-monetary assets and liabilities are recognized at historical acquisition costs translated at the exchange rate on the transaction date. All Group companies with a functional currency other than the reporting currency are translated as follows:

•

Assets and liabilities including goodwill and consolidated surpluses and deficits are translated from the foreign operations’ functional currency to the Group’s reporting currency, Swedish kronor, at the balance sheet date.

•	Revenue and expenses in foreign operations are translated to Swedish kronor at the average exchange rate for the period.

•	All exchange rate differences that arise through translation are recognized directly in shareholders’ equity as a currency translation reserve.

When foreign operations are divested, the cumulative exchange rate differences are recognized through profit or loss together with the gain or loss on the sale.

Revenue

Revenues from the sale of wholesale products and from the Company’s food service business are recognized when inventory is delivered to the third-party retailer, as wholesale revenue is not subject to the successful retail sale. Revenues from the sale of retail products from

Company-owned retail stores are recognized when products are purchased by the consumer (point of sale in the retail store). Revenue is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts and volume rebates allowed by the Company. Revenue is recorded net of any value-added taxes or selective purchase taxes for alcoholic beverages that are to be remitted to the government.

Revenue from the sale of services includes royalties, franchise fees and revenue from various forms of consulting services. Revenue from franchise sales is recognized when all material services relating to the contract have been substantially performed.

ICA Banken commissions from bank cards or mediated mortgages, net interest income and other services are recorded as net sales as they are earned.

Other income

Dividends are recognized through profit or loss when the right to receive payment has been determined.

Other income from the sale of real estate (or shares in companies that hold real estate as a sole or primary asset) is normally recognized when legal title of the real estate (or shares in companies that hold real estate as a sole or primary asset) passes to the buyer. However, in some jurisdictions the equitable interest in a property may vest in the buyer before legal title passes and therefore the risks and rewards of ownership have been transferred at that stage. In such cases, provided that the Company has no further substantial acts to complete under the contract, other income is recognized. In instances where the Company has not received full payment of the selling price from the buyer, the Company delays recognition of other income if there is insufficient evidence of the buyer’s commitment to complete payment.

Sale and leaseback

In cases where a property has been sold and then leased back, an overall assessment is made of whether the buyer-lessor or seller-lessee controls the significant risks and rewards associated with the property and whether the Group has retained a controlling interest in the property. A controlling interest exists, for example, if a leaseback property is leased to an independent ICA retailer.

If the assessment shows that the significant risks and rewards as a whole remain in the Group, the sale is not recognized on the transaction date, but rather when these risks and rewards are later transferred to the buyer. If the Group has retained a controlling interest, a sale is not recognized until this interest ceases.

If the risks and rewards are retained by the Group, or the Group retains an interest in the property, the Group continues to recognize the property in the balance sheet as if no sale had taken place, and it is still depreciated based on its estimated useful life. The proceeds received from the sale are treated as a loan and recognized as a liability. Leasing fees are split between interest expenses and amortization of the liability.

Goodwill and brand names

Goodwill represents the portion of the acquisition cost exceeding the fair value of the acquired share of the subsidiary’s net assets on the acquisition date. Net assets refer to the difference between identifiable assets, liabilities and contingent liabilities in an acquired subsidiary, associated company or joint venture. In accordance with IFRS 3, it is assumed that the goodwill has an indefinite useful life. Intangible assets with an indefinite economic life are not amortized. Goodwill is recognized at acquisition cost less any accumulated impairment.

The goodwill arising from business acquisitions is attributed at the time of the acquisition to the cash-generating units that benefit from the acquisition.

Brand names have an indefinite useful life. Impairment testing is conducted annually or when there is an indication of diminished value.

Other intangible assets

Other intangible assets consist primarily of information technology systems and are recognized in the balance sheet at acquisition cost less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the estimated economic life of the assets.

Tangible fixed assets

Tangible fixed assets are recognized at acquisition cost less accumulated depreciation and any impairment. Acquisition cost includes the acquisition price and direct expenses. The cost of tangible fixed assets is depreciated to its estimated residual value. Depreciation is recorded on a straight-line basis over the estimated economic life of the assets.

Investment properties

Properties used by the Group or leased to ICA retailers are reported as operating properties. Other properties, which are leased to third parties, are reported as investment properties. Investment properties are recognized at acquisition cost less accumulated depreciation and any impairment. Depreciation is recorded on a straight-line basis over the estimated economic life of the assets to estimated residual value.

Assets held for sale

Assets are classified as assets held for sale if they are available for immediate sale, a decision has been made to sell them and it is likely that a sale will be made within 12 months. Assets held for sale are valued when the reclassification is made, in accordance with IFRS 5, at the lower of book value and estimated sales value less selling expenses. Once an asset held for sale is classified as held for sale, depreciation is not recorded.

Discontinued operations are part of a company that has either been disposed of or is classified as held for sale and:

•	represents a separate line of business or geographical area of operations,

•	is part of a coordinated plan to dispose of separate line of business or geographical area of operations or

•	is a subsidiary acquired exclusively with a view to resale.

The classification as discontinued operations is made upon a sale or an earlier date when the operations meet the criteria to be classified as held for sale.

Depreciation and amortization

Depreciation and amortization are calculated on the acquisition cost of the assets. Depreciation and amortization schedules are based on the following estimated economic lives:

Buildings	20 – 40 years
Investment properties	20 – 40 years
Leasehold improvements	6 – 20 years
Store equipment and trucks	7 – 10 years
IT systems	3 – 5 years
Other equipment	3 – 10 years

An asset’s residual value and economic life are estimated annually.

Impairment

The carrying amount of tangible fixed assets is tested for impairment when events or other circumstances indicate that the carrying amount cannot be recovered. In the test, the carrying amount is compared with the higher of the asset’s fair value less selling expenses and the value in use. Value in use consists of the present value of the future net cash flow the asset generates. If a single asset does not generate a cash flow independent of other assets, cash flow is calculated for the group of assets, i.e., a cash-generating unit. The value in use calculation of future net cash flows uses a discounting factor before tax that reflects the market’s current estimate of the time value of money and the risks associated with the asset. If the carrying amount exceeds the higher of the asset’s net realizable value and value in use, the asset is written down to the higher of its net realizable value and value in use.

Goodwill, assets with an indefinite economic life and intangible assets that are not yet taken in use are tested annually for impairment. Testing for impairment can take place more often when events or other circumstances indicate that the reported valued may not be recoverable.

Impairment losses are recognized through profit or loss if the recoverable amount is lower than the asset’s book value. Impairment losses other than goodwill can be reversed if the assumptions used in the calculation that led to the original impairment have changed. Impairment reversal is limited to the depreciated amount that would have been recognized had the original impairment not occurred. Reversal of impairment is recognized through profit or loss.

Inventory

Inventory is valued at the lower of acquisition cost and net realizable value. Acquisition cost is determined using the first-in, first-out (FIFO) method. Acquisition cost consists of all purchase costs after deducting supplier allowances related to products in stock.

Net realizable value corresponds to the estimated sales price under normal conditions less estimated costs to finish the product and the costs required to make the sale.

ICA receives supplier allowances in the form of discounts and other types of payments that effectively reduce the company’s purchase cost from suppliers or costs for sales-promoting activities performed by ICA to the benefit of the supplier. The most common allowances vendors offer are (i) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. Volume allowances are recognized as a reduction of the cost of the related products as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when the activities specified in the contract are performed by the Company for the vendor. If the contract does not specify any performance criteria the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue or a reimbursement of costs. ICA recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor and receipt is both probable and estimable.

Financial instruments

A financial asset or financial liability is recognized in the balance sheet when the Company becomes party to the instrument’s contractual conditions. A financial asset is removed from the balance sheet when the rights in the agreement are realized, expire or the company loses control over them. A financial liability is removed from the balance sheet when the obligation in the agreement is fulfilled or otherwise extinguished.

For spot purchases and spot sales of financial assets, settlement date accounting is applied.

Financial instruments are recognized at amortized cost or fair value depending on the initial categorization according to IAS 39.

Calculation of fair value of financial instruments

The fair value of derivatives is determined using the official market quotes on the balance sheet day. If such quotes are unavailable, generally accepted methods are used such as discounting of future cash flows to listed market interest rates for each maturity. Translation to Swedish kronor is made at the quoted rate on the balance sheet date.

All derivatives are recognized at fair value in the balance sheet and are included in other short-term receivables or other short-term or long-term liabilities depending on maturity. For derivatives not reported as hedges and those included in a fair value hedge, changes in value are recognized through profit or loss. For derivatives that meet the requirements for cash flow hedges, changes in value are recognized in equity until the hedged item is recognized through profit or loss. The Group applies hedging accounting for interest rate risk. The amount in the hedging reserve is recognized through profit or loss as interest payments are made.

Amortized cost

Amortized cost is calculated using the effective interest method, which means that any premiums and discounts as well as directly attributable expenses and revenue are accrued over the maturity of the contract in accordance with the estimated effective interest rate. The effective interest rate is the rate that produces the instrument’s acquisition cost as a result of the present value calculation of future cash flows.

Netting of financial assets and liabilities

Financial assets and liabilities are offset and recognized net in the balance sheet when there is a legal right of set-off and when the intent is to settle the items with a net amount or to realize the asset and settle the liability at the same time.

Interest

Interest income is recognized as it is earned. Interest income is calculated on the basis of the underlying asset’s yield according to the effective interest rate. Loan expenses and interest are recognized in profit or loss in the period to which they are attributable.

Interest expenses associated with new construction or major renovations or additions are capitalized as part of the production cost of the fixed asset.

Other long-term receivables

Other long-term receivables mainly consist of loans recognized at amortized cost. If the expected holding period is more than one year, they are considered long-term receivables, and if they are less than one year, they are considered other receivables. These receivables are categorized in accordance with IAS 39 as “Loans and receivables.” Assets in this category are carried at amortized cost.

Short-term receivables

Accounts receivable and other receivables are categorized as “Loans and receivables,” which means that they are reported at cost. Accounts receivable with short anticipated maturities, usually due for payment after 10-45 days, are initially reported at the invoiced amount without discounting according to the amortized cost method. An estimation of doubtful accounts is made when it is no longer likely that the full amount will be collected.

Interest-bearing receivables

Interest-bearing receivables mainly consist of ICA Banken’s lending in the form of unsecured credits and card credits to customers. The amount outstanding is carried at amortized cost on the payment date and subsequently after taking into account established and probable credit losses. Loans are recognized in the balance sheet after deducting probable credit losses.

Cash and cash equivalents

Cash and cash equivalents comprise cash, bank balances and other short-term investments with an original maturity of no more than three months as well as bank overdraft facilities. In the balance sheet, overdraft facilities are recognized as borrowings among current liabilities. Cash and bank balances are recognized at nominal amounts and other short-term investments at their fair value with changes in value recognized through profit or loss.

Liabilities to credit institutions, other liabilities and borrowings ICA Banken

Liabilities to credit institutions, deposits in ICA Banken and other liabilities are carried at amortized cost. Any gain or loss that arises when the loan is repaid is recognized through profit or loss. Long-term liabilities have an anticipated maturity of more than one year, while short-term liabilities have a maturity of less than one year.

Accounts payable

Accounts payable are categorized as “Other liabilities,” which means they are recognized at amortized cost. The anticipated maturity of accounts payable is short, due to which the liability is recognized at nominal amount without discounting.

Provisions

Provisions are recognized in the balance sheet when the Group has a legal or constructive obligation resulting from an event that has occurred and it is more likely than not that an outflow of resources associated with the economic benefits will be required to fulfill the obligation and the amount can be reliably estimated. If the effect of the time value of the future payment is considered significant, the value of the provision is determined by estimating the present value of the expected future cash flow with a discounting factor (before tax) that reflects the market’s current valuation of the time value. The gradual increase in the allocated amount necessitated by the present value calculation is recognized as interest expense through profit or loss.

Provisions for restructuring are recognized when the Group has established a detailed, formal restructuring plan and the restructuring has either begun or been publicly announced.

A provision for contract losses is recognized when the benefits the Group expects to receive from a contract are lower than the unavoidable costs to fulfill the contract’s obligations.

Pensions and other post-employment benefits

The Group has both defined-contribution and defined-benefit pension plans. In the latter, the Company bears the risk for the benefits as agreed to be provided to the plans’ participants. In a defined-contribution plan, the Company does not have any obligation beyond paying the contractual fees to the plan.

Fees for defined-contribution plans are recognized as a cost through profit or loss as the right is earned.

The Group’s obligation with respect to defined-benefit pension plans is calculated separately for each plan annually. The calculation is an estimate of the present value of future entitlements that employees have earned through service to the company. The fair value of plan assets is deducted from the present value of the pension obligation. The calculation is based on a number of actuarial assumptions. The discount rate used to measure the obligation is the rate on measurement date for government bonds with a maturity corresponding to the estimated maturities of the obligation. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses arise either as a result of a difference between an assumption and the actual outcome or because an assumption has changed. For actuarial gains and losses arising after the transition date for IFRS, January 1, 2004, the so-called corridor rule is applied. This means that when the cumulative actuarial gain or loss exceeds a limit corresponding to 10 percent of the greater of the present value of the obligation and the fair value of plan assets, the net gain or loss is recognized over the employees’ expected remaining working lives.

When there is a difference between how the pension cost is determined in a legal entity and the Group, a provision or receivable is recognized for the special employer’s contribution based on this difference. No present value calculation is made for the provision or receivable.

Leasing

Leases are classified in the Group as either operating or finance. A lease agreement that according to management’s judgment, transfers substantially all of the benefits and risks of ownership to the Company is accounted for as a financial lease. All other leases are operating.

ICA as lessee

Leasing fees for operating leases are recognized through profit or loss and recognized on a straight-line basis over the life of the lease.

Finance leases are recognized as fixed assets and liabilities in the balance sheet, while in the income statement the cost is recognized among operating expenses and interest.

ICA as lessor

Assets subject to a finance lease are recognized in the balance sheet as a receivable at an amount equal to the net investment in accordance with the lease. Lease payments received are recognized as amortization of the receivable or financial income. This income is allocated based on a pattern reflecting a constant periodic return over the lease term.

Assets subject to an operating lease are presented according to the nature of the asset. Lease revenue from operating leases is recognized in income on a straight-line basis over the lease term. Direct costs incurred at the start of the lease are expensed on a straight-line basis over the lease term.

Income tax

Income taxes consist of current and deferred tax. Income taxes are recognized through profit or loss except when the underlying transaction is recognized directly against shareholders’ equity, in which case the associated income tax is recognized directly in shareholders’ equity.

Current income taxes are recorded for the amounts of taxes due to the appropriate taxing authorities related to the current period’s taxable income. Taxable income differs from reported income before tax in the income statement as certain revenues are not taxable and certain costs are not deductible in the current period.

Deferred income tax assets and liabilities are recorded for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect in the year the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Company’s consolidated income statement in the period of the enactment of the change in tax rates. A deferred tax liability is reported in the balance sheet for all taxable temporary differences, except in cases where a temporary difference relates to goodwill or to an asset or liability in a transaction other than a business combination and which, at the time of the transaction, affects neither the reported nor taxable gain or loss during the period and when the temporary difference is attributable to investments in subsidiaries, associated companies and interests in joint ventures, when the Group can influence when the reversal of the temporary difference will take place and it is probable that the temporary difference will not be reversed for the foreseeable future.

Deferred tax assets are reported for all deductible temporary differences and unutilized tax loss carryforwards to the extent it is probable that future taxable gains will be available. The reported value of deferred tax assets is evaluated on each balance sheet date and reduced to the extent it is no longer probable that sufficient taxable gains will be available to offset wholly or in part the deferred tax assets.

Segment reporting

A segment is a distinguishable component of the Group that provides goods and services (operating area) within a particular economic environment (geographical area) and that is subject to the risks and returns that differ from other segments.

For ICA, business areas are considered its primary segments and countries its secondary segments.

Important assumptions and estimates

The consolidated accounts are based on various assumptions and estimates made by the Board of Directors. These assumptions affect the carrying amounts of assets and liabilities, of income and expenses, and of pledged assets and contingent liabilities. Estimates may deviate from future results. The assumptions and estimates that the Board of Directors feels are most important and where there is the greatest risk of future changes in the values of assets and liabilities are as follows.

Sale and leasebacks

Each year ICA AB builds a number of stores in attractive locations. At the same time it sells older properties, which are leased back by ICA AB and sublet to the ICA retailer on identical leasing terms. ICA has determined that in such sale and leaseback arrangements the significant risks and benefits are retained within the Group. The combined transaction is therefore treated as a financing and as such, the properties continue to be recognized in the consolidated balance sheet and depreciation continues over their estimated useful life. The proceeds received are accounted as a long-term liability, while the lease fee is split between interest expenses and amortization of the liability.

Sale of loan portfolio and ending of store financing by ICA

In November 2005 ICA signed a cooperation agreement with Nordea related to the financing of certain stores. At the same time Nordea took over the Swedish portfolio of operating loans to ICA retailers. In accordance with the agreement, ICA will compensate Nordea for future credit losses. The sale is part of ICA’s focus on its core business. As of December 31, 2006 outstanding operating loans amount to SEK 230 million (410) and the maximum compensation from ICA for credit losses amounts to SEK 22 million (39).

According to IAS 39, an asset shall continue to be recognized in the balance sheet if the majority of the risks associated with the asset are retained by the seller. As ICA essentially retains the risk of future credit losses after the sale, the loans continue to be recognized in the balance sheet. The nominal value of the loan portfolio is included in long-term receivables and the selling proceeds received are reflected as other liabilities.

Consolidation according to IFRS

In accordance with IAS 27, ICA AB consolidates companies in which it exercises has the power to govern the financial and operating policies of those entities. All store companies in which ICA has more than 50 percent of the votes have been consolidated. ICA has analyzed other store companies to determine whether it exercises a controlling influence even if ICA owns less than 50 percent of the votes. In accordance with IAS 27 and SIC 12, one indication that ICA could be considered to exercise a controlling influence over a store company is if ICA has retained a majority of the risks and economic benefits. Before selling the loan portfolio, as described above, ICA was the principal financial backer for approximately100 stores and therefore retained certain risks related to these store companies. This relationship ceased, however, when the loan portfolio was sold to Nordea. Based on a review of agreements and financial information, it has been determined that ICA retailers and franchisees do not have the ability to govern the financial and operating policies of these store companies. Consequently, ICA AB has not consolidated these store companies.

Impairment of fixed assets

The determination whether a fixed asset has been impaired or not requires an assessment of its recoverable value. Recoverable value is the higher of the asset’s value in use and fair value less selling expenses. The calculation of value in use requires an assessment of future cash flows and discount rates. A change in assumptions regarding, among other things, future cash flows and discount rates could change the carrying amount of fixed assets.

Pensions

The calculation of defined-benefit pension obligations requires assumptions with regard to future payroll trends and interest rates. Because of the long maturity of the pensions in these plans, the uncertainty of these assumptions is high and may necessitate corrections in the future that affect future liabilities and expenses.

Damages and provisions

ICA AB and its subsidiaries are involved in a number of disputes related to the Group’s operations. These disputes have a built-in uncertainty. The Board of Directors’ assessments of the outcome of these disputes are based on assessments made by external and internal attorneys. If management assesses the likelihood of loss in these disputes to be greater than 50%, a provision is recorded. No provisions have been made regarding ongoing disputes.

Supplier allowances

There are a number of different types of contracts governing supplier allowances. To calculate allowances, certain types of contracts require assumptions about future sales and purchasing volumes. If these assumptions change, it could lead to a different calculation of the allowances.

Credit losses ICA Banken

ICA Banken’s credit losses consist of allocations for anticipated and established credit losses. If the financial situation of ICA Banken’s customers changes, it could affect the level of credit losses.

Taxes

One of the duties of the Swedish tax authority is to review the Company’s operations to determine whether it has managed its taxes according to current law. If the tax authority were to determine that the Company has not done so, it could lead to a different tax expense.

Note 2 Segment reporting

The Group’s continuing operations are divided into the following business areas: ICA Sverige, ICA Norge, ICA Baltic and ICA Banken. ICA Sverige, ICA Norge and ICA Baltic relate to retail operations in each respective geographical region. ICA Banken conducts banking operations. ICA Meny is reported as a discontinued operation. See also Note17. As a result of the presentation of discontinued operations, comparative information has been restated.

In 2004 the ICA Baltic operation was a consolidated subsidiary as the joint venture with Kesko was established January 3, 2005. ICA Baltic operated as joint venture in 2005 and 2006, but as of December 18, 2006 has been recorded as a wholly owned subsidiary.

All internal transactions are based on market prices

	ICA Sverige			ICA Norge			ICA Baltic			ICA Banken
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	unaudited		unaudited	unaudited		unaudited	unaudited		unaudited	unaudited		unaudited
External net sales	47,927	46,325	44,646	18,359	19,036	19,020	0	15	3,307	458	316	198
Internal net sales	374	427	393	2	3	—				—	—
Share of associated companies’ net profit	8	1	0	5	24	20	-12	-8	5	—	—
Operating income	2,557	1,607	1,774	114	534	399	-12	42	-99	11	-82	-128
Assets	14,187	13,532	12,268	9,252	10,754	9,787	5,182	1,020	2,400	7,365	6,660	5,917
Liabilities incl. provisions	12,094	12,114	10,712	5,346	6,589	6,215	4,538	800	2,563	6,733	6,047	5,313
Investments in fixed assets	1,260	1,064	1,108	1,003	1,221	1,213	—	—	207	7	15	19
Depreciation	379	412	363	614	587	608	—	—	125	71	69	65
Impairment losses	1	22		68	95
Other non-cash items	-536	71		-175	21		12
Average number of employees	4,752	4,917	6,010	4,043	4,052	5,437	—	—	5,286	174	154	121

	Corporate			ICA Danmark			Eliminations			Total continuing operations, ICA Group
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	unaudited		unaudited	unaudited		unaudited	unaudited		unaudited	unaudited		unaudited
External net sales	651	404	258	—	—	1,011				67,395	66,096	68,440
Internal net sales	463	443	258	—			-839	-873	-651	0	0	0
Share of associated companies’ net profit	-85	-101	401	—						-84	-84	426
Operating income	-373	-163	337	—	2	-258				2,297	1,940	2,025
Assets	19,180	18,998	18,567	—	25	98	-19,660	-19485	-18,826	35,506	31,504	30,211
Liabilities incl. provisions	10,194	11,185	20,019	—	1	78	-13,615	-13549	-21,744	25,290	23,187	23,156
Investments in fixed assets	101	182	52	—	—	1				2,371	2,482	2,600
Depreciation	115	80	92	—	—	9				1,179	1,148	1,262
Impairment losses	—	4		—	—	257				69	121	257
Other non-cash items	-2	32		—	—	—				-701	124	—
Average number of employees	2,041	1,417	474	—	—	451				11,010	10,540	17,779

	Discontinued operations (ICA Meny)
	2006	2005	2004
	unaudited		unaudited
External net sales	4,383	5,775	5,034
Internal net sales
Share of associated companies’ net profit
Operating income	38	11	-53
Assets	—	1,227	877
Liabilities incl. provisions	—	1,173	838
Investments in fixed assets	52	65	22
Depreciation	17	25	18
Impairment losses	—	—	—
Other non-cash items	—	—	—
Average number of employees	688	1,016	1,002

Country	Continuing operations
	Net sales			Operating income
	2006	2005	2004	2006	2005	2004
	unaudited		unaudited	unaudited		unaudited
Sweden	49,036	47,045	46,991	2,206	1,404	2,075
Norway	18,359	19,036	17,132	91	534	435
Denmark			1,011		2	-394
Estonia			265			-26
Latvia		15	1,849			-7
Lithuania			1,192			-58
Total	67,395	66,096	68,440	2,297	1,940	2,025

Country	Discontinued operations
	Net sales			Operating income
	2006	2005	2004	2006	2005	2004
	unaudited		unaudited	unaudited		unaudited
Sweden	3,044	4,294	4,355	26	10	-36
Norway	1,339	1,481	679	12	1	-17
Denmark
Estonia
Latvia
Lithuania
Total	4,383	5,775	5,034	38	11	-53

According to balance sheet:

Country	Assets		Investments in fixed assets
	2006	2005	2006	2005
	unaudited		unaudited
Sweden	22,616	20,990	1,357	1,299
Norway	9,771	11,716	1,014	1,248
Denmark	24	25	—	—
Estonia	860	—	—	—
Latvia	1,177	—	—	—
Lithuania	1,059	—	—	—
Total	35,506	32,731	2,371	2,547

Note 3 Net sales by revenue source

	2006	2005	2004
	(unaudited)		(unaudited)
Wholesale sales	43,427	41,377	41,351
Retail sales	18,803	18,424	21,127
Rental revenue	1,648	1,623	1,622
Net interest income and commissions ICA Banken	459	316	198
Other services for ICA retailers and franchisees	3,058	4,356	4,142

Net sales	67,395	66,096	68,440

Net interest income and commissions in ICA Banken are recognized as of 2006 as net sales. In the annual report for 2005 and 2004, net interest income for ICA Banken was included on the line other operating revenue.

Note 4 Expenses by nature of expense

	2006	2005	2004
	(unaudited)		(unaudited)
Cost of sales-merchandise	51,275	51,107	52,268
Personnel expenses	5,877	5,514	5,964
Administrative expenses	1,703	1,486	1,591
Cost of premises	2,164	2,084	2,272
Depreciation/amortization/impairments	1,248	1,270	1,519
Other expenses	3,552	2,914	3,398

Total expenses	65,819	64,375	67,012

Note 5 Personnel expenses, pensions, etc.

Average number of employees

The number of employees is calculated on the basis of the Group’s measure of normal working hours (1,800 hours).

	2006 1)			2005 1)
	(unaudited)
	Women	Men	Total	Women	Men	Total
Sweden	2,659	4,401	7,060	2,381	4,486	6,867
Norway	2,344	2,294	4,638	2,322	2,367	4,689

Total, Group	5,003	6,695	11,698	4,703	6,853	11,556

1)	Figures include the discontinued operations of ICA Meny

Salaries and other remuneration to Board, President and EVP

	2006	2005	2004
	(unaudited)		(unaudited)
Salaries and similar remuneration	52	41	43
Cost of pensions and similar remuneration	18	11	11

Of the salaries and other remuneration, 12 (8) relates to bonuses.

Gender distribution of Board of Directors and Management

	2006	2005
	(unaudited)
Board of Directors
Men	39	40
Women	8	9

Total	47	49

	2006	2005
	(unaudited)
Management
Men	68	57
Women	29	23

Total	97	80

Benefits to Senior Executives

No fees were paid to the Board members appointed by the Annual General Meeting. Employee representatives received a fee of SEK 4,000 per meeting, to which Board members received background material, with decision points on the agenda, prior to the meetings.

The salary paid to the Company’s President amounted to SEK 11 million (9 and 9) during the year, including a bonus of SEK 5 million (4 and 4). The employment contract of the President of the Parent Company stipulates a 12-month term and severance pay for two years if terminated by the Company. If the President resigns, the term of notice is six months. The President is entitled to receive pension benefits from age 60. The Company covers the obligation by annually paying pension premiums to insurance companies corresponding to 35 percent of the President’s salary. The Group does not have other post-employment obligations to the President.

Note 6 Audit expenses

	2006	2005	2004
	(unaudited)		(unaudited)
Audit fees
Deloitte	12	15	16
Other audit firms	2	2	3

Total	14	17	19
Other fees
Deloitte	5	1	4
Other audit firms	—	—	4

Total	5	1	8

Note 7 Other operating income

	2006	2005	2004
	(unaudited)		(unaudited)
Profit shares and share dividends	148	128	79
Capital gains	657	175	92

Total	805	303	171

Note 8 Leases

Finance leases

Receivables related to finance leases with ICA as lessor.

	Minimum leasing fees		Present value of minimum leasing fees
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Maturity date within 1 year	97	80	92	76
Maturity date later than within 1 year but within 5 years	204	372	169	302
Maturity date later than 5 years	7	13	5	9

Total	308	465	266	387
Less: Unearned interest	-42	-78

Present value of minimum leasing fees	266	387
Receivables are recognized in the following items:
Long-term receivables	174	311
Prepaid expenses and accrued income	92	76

ICA enters into finance leases on store equipment. The average lease period is seven years. Interest is variable with an average rate of 3.95% (3.65). Variable fees included in income for the period amount to SEK 6 million (4).

The non-guaranteed carrying amount of assets under finance leases as of December 31, 2006 is estimated at SEK 0 million (0).

The fair value of receivables with respect to finance leases as of December 31, 2006 are estimated at SEK 266 million (387), based on the estimated present value of anticipated cash flows at current market interest rates, i.e., the present value rate.

Operating leases

ICA as lessee

The Group leases buildings and equipment. Leasing fees are contracted over an average period of 10 years. Rents change in accordance with index clauses in the agreements. Contractual leasing expenses under existing agreements fall due for payment as follows:

	2006	2005	2004
	(unaudited)		(unaudited)
Leasing expense	2,200	2,202	2,189
Of which minimum leasing fees	2,088	2,183	2,128
Of which variable fees	112	19	61
Leasing revenue from sublet assets	-1,146	-1,096	-1,167
Future contractual minimum leasing fees:
Maturity date within 1 year	2,317	2,466
Between 1-5 years	7,143	6,166
Later than 5 years	6,127	8,439

Total	15,587	17,071

Future minimum leasing fees for contracts on sublet assets	4,502	7,586

ICA as lessor

The Group leases out buildings and equipment. Rents are primarily fixed, although variable rents based on revenues do occur. Leasing fees are contracted over an average lease period of 10 years. Rents change in accordance with index clauses in the agreements.

Contractual leasing expenses under existing agreements fall due for payment as follows:

	2006	2005
	(unaudited)
Future contractual minimum leasing fees:
Maturity date within 1 year	36	17
Between 1-5 years	241	205
Later than 5 years	222	210

Total	499	432

Variable fees included in results	495	477

Note 9 Exchange rate differences in operating income

Purchases of goods and services in foreign currencies have produced exchange rate differences on the following levels of operating income.

	2006	2005	2004
	(unaudited)		(unaudited)
Net sales	0	0	0
Cost of sales	-22	-24	-14
Administrative expenses	—	-1	0

Total	-22	-25	-14

Note 10 Results from financial investments

	2006	2005	2004
	(unaudited)		(unaudited)
Interest income and similar profit/loss items
Interest income	107	78	113
Market valuation of financial derivatives	—	18	—
Exchange rate differences	—	7	—

Total	107	103	113
Interest expense and similar profit/loss items
Interest expenses	-338	-376	-318
Market valuation of financial derivatives	-6	—	-3
Exchange rate differences	-14	—	-16

Total	-358	-376	-337

Note 11 Income Taxes

	2006	2005	2004
	(unaudited)		(unaudited)
Current income tax
Current tax on income for the year from continuing operations	-266	-172	-293
Deferred tax on temporary differences	254	25	50

Reported income tax expense for continuing operations	-12	-147	-243

Reconciliation between current tax rate and effective tax
Current tax rate, %	28.0	28.0	28.0
Tax-exempt income	-29.4	-21.5	-13,5
Difference in tax rates in countries of operation	—	—	-0.9
Losses in companies where deferred tax is not reported	—	—	1.0
Non-deductible goodwill impairment	—	—	4.2
Result from associated companies’ net income	1.1	1.4	-6.9
Other non-deductible expenses and tax-exempt income	0.9	1.0	1.1

Effective tax rate for continuing operations	0.6	8.9	13.0

Reported deferred tax assets and tax liabilities

	2006	2005
	(unaudited)
Fixed assets	-79	61
Inventory	6	3
Provisions	-66	79
Tax loss carryforwards	96	41
Untaxed reserves	-413	-644
Financial derivatives	-11	-10

Total net deferred tax liabilities	-467	-470
As reported in balance sheet:
Long-term deferred tax assets	181	49
Current deferred tax liabilities	-648	-519

The Group has no unreported deferred tax liabilities or tax assets on temporary differences. Capitalized tax assets from tax loss carryforwards are more likely than not to be offset against future profits, since taxable surpluses have been generated historically and taxable surpluses are very likely to arise in the future.

Change in deferred tax in temporary differences and tax loss carryforwards

	Balance, Jan. 1, 2005	Recognized through profit or loss	Recognized through shareholders’ equity	Business acquisition/ divestment	Balance, Dec. 31, 2005
Fixed assets	48	-14		27	61
Inventory	2	1			3
Provisions	88	-9			79
Tax loss carryforwards	67	-26			41
Untaxed reserves	-720	76			-644
Financial derivatives	0	-3	-7		-10

Total	-515	25	-7	27	-470

	Balance, Jan. 1, 2006	Recognized through profit or loss	Recognized through shareholders’ equity	Business acquisition/ divestment	Balance, Dec. 31, 2006
Fixed assets	61	110		-250	-79
Inventory	3	3			6
Provisions	79	-145			-66
Tax loss carryforwards	41	55			96
Untaxed reserves	-644	231			-413
Financial derivatives	-10	0	-1		-11

Total	-470	254	-1	-250	-467

Tax assets are denoted by (+) and tax liabilities by (-) in the table above.

Note 12 Intangible fixed assets

Cost	Goodwill	Trade- marks	IT systems	Other
Balance-beginning of year 2005	1,665	—	412	203
Purchases	67		74	21
Sales/disposals	-195		-12	-23
Exchange rate difference	68		1	—

Balance-end of year 2005	1,605	—	475	201

Balance-beginning of year 2006	1,605	—	475	201
Purchases	998	673	75	99
Sales/disposals	-37	—	-25	-29
Exchange rate difference	-52	-1	-2	-2

Balance-end of year 2006	2,514	672	523	269

Accumulated amortization	Goodwill	Trade-marks	IT systems	Other
Balance-beginning of year 2005			-176	-40
Amortization for the year			-95	-42
Exchange rate difference			—	1

Balance-end of year 2005			-271	-81

Balance-beginning of year 2006			-271	-81
Amortization for the year			-109	-55

Balance-end of year 2006			-380	-136

Accumulated impairment losses	Goodwill	Trade-marks	IT systems	Other
Balance-beginning of year 2005	0	—	—	—
Impairment losses for the year	-15	—	—	—

Balance-end of year 2005	-15	—	—	—

Balance-beginning of year 2006	-15	—	—	—
Impairment losses for the year	—	—	—	0

Balance-end of year 2006	-15	—	—	0

Net carrying amount
As of December 31, 2005	1,590	—	204	120
As of December 31, 2006	2,499	672	143	133

Amortization of intangible fixed assets is included in the following income statement items.

	2006	2005	2004
	(unaudited)		(unaudited)
Selling expenses	-55	-137	-84
Administrative expenses	-109	—	—

Total	-164	-137	-84

Impairment losses for intangible fixed assets are included in the following income statement items.

	2006	2005	2004
	(unaudited)		(unaudited)
Selling expenses	—	15	257

Total	—	15	257

Useful life of intangible assets

Brand names refer to what was acquired in connection with the acquisition of Rimi Baltic AB. The useful life is indefinite and impairment testing is conducted annually or when there is an indication of diminished value.

IT systems relate to capitalized development expenditures for IT systems. The useful life is calculated for each system and amounts to between three and five years. Amortization is booked on a straight-line basis over the useful life of the assets. The remaining amortization schedule for IT systems is approximately 2 years.

Other intangible assets consist of tenancy rights and other intangible surplus values in connection with the acquisition of store operations. Amortization is booked over the estimated useful life of the assets.

Impairment testing of goodwill

In the consolidated balance sheet, goodwill is distributed among the Group’s cash-generating units identified by segment as follows:

	2006	2005
	(unaudited)
ICA Norge	1,501	1,556
ICA Baltic	998	—
ICA Meny	—	34

Total	2,499	1,590

Goodwill is distributed among cash-generating units. Goodwill impairment tests are conducted annually and when there is an indication of impairment loss. The recoverable amount for a cash-generating unit is determined based on calculations of value in use. The calculations are based on the estimated future cash flow in budgets and forecasts for the upcoming three years. Cash flows beyond this period are extrapolated based on inflation, which in no case exceeds 3%. The need for working capital is expected to remain at the same level as in year 3. The discount rate is 7.1% before tax. ICA has elected not to allocate goodwill to a level lower than segments, but for impairment testing groups of cash-generating units are analyzed as well.

Other impairment testing

For intangible assets other than goodwill, a recoverable amount is determined when there is an indication that the asset has decreased in value. During the year no circumstances have occurred that would motivate impairment testing.

Note 13 Tangible fixed assets

	2006	2005
	(unaudited)
Buildings and land
Cost, opening balance	8,741	8,882
Purchases	1,642	129
Sales/disposals	-30	-1,056
Reclassifications	138	632
Exchange rate differences	-140	154

Cost, closing balance	10,351	8,741

Depreciation, opening balance	-1,797	-1,933
Sales/disposals	0	405
Reclassifications	-173	—
Impairment losses for the year	-9	-38
Depreciation for the year	-224	-218
Exchange rate differences	0	-13

Accumulated depreciation, closing balance	-2,203	-1,797

Net book value- closing balance	8,148	6,944
Thereoff land	1,240	1,067

Tax assessment value of Swedish properties
Land	480	476
Buildings	2,590	2,551

Total	3,070	3,027

Investment properties
Cost, opening balance	1,987	2,667
Purchases	156	59
Sales/disposals	-327	-228
Reclassifications	-547	-660
Exchange rate differences	-105	149

Cost, closing balance	1,164	1,987

Depreciation, opening balance	-446	-580
Sales/disposals	312	203
Impairment losses for the year	-8	-16
Depreciation for the year	-40	-53
Exchange rate differences	15	—

Accumulated depreciation, closing balance	-167	-446

Net book value- closing balance	997	1,541
Thereoff land	157	221

Tax assessment value of Swedish properties
Land	12	12
Buildings	23	25

Total	35	37

An internal valuation of all investment properties shows that their fair value exceeds book value by SEK 286 million (322).

The following amounts have been recognized through profit or loss for investment properties:

	2006	2005
	(unaudited)
Rental income	140	186
Direct costs for properties that generated rental income	21	26
Direct costs for properties that did not generate rental income	0	0

Leasehold improvements

	2006	2005
	(unaudited)
Cost, opening balance	861	565
Purchases	222	193
Sales/disposals	-67	-69
Reclassifications	-32	149
Exchange rate differences	-28	23

Cost, closing balance	956	861

Depreciation, opening balance	-309	-222
Sales/disposals	19	—
Reclassifications	—	-8
Impairment losses for the year	—	-10
Depreciation for the year	-99	-67
Exchange rate differences	-3	-2

Accumulated depreciation, closing balance	-392	-309

Net book value- closing balance	564	552

Equipment
Cost, opening balance	6,602	6,987
Purchases	1,239	849
Reclassifications	98	-121
Sales/disposals	-185	-1,253
Exchange rate differences	-112	140

Cost, closing balance	7,642	6,602

Depreciation, opening balance	-4,266	-4,404
Sales/disposals	128	888
Impairment losses for the year	-6	-36
Depreciation for the year	-669	-699
Exchange rate differences	4	-15

Accumulated depreciation, closing balance	-4,809	-4,266

Net book value- closing balance	2,833	2,336

Construction in progress

Opening balance	1,068	713
Expenses capitalized during the year	1,130	1,175
Reallocations during the year	-755	-838
Reclassifications	-717	-7
Impairment loss for the year	—	-1
Exchange rate differences	-36	26

Closing balance	690	1,068

Expenses capitalized during the year include SEK 32 million (20) in interest based on an average interest rate of 2.9% (2.3%).

Impairment losses for tangible fixed assets are included in the following income statement items:

	2006	2005	2004
	(unaudited)		(unaudited)
Cost of sales	-23	-25	—
Selling expenses	—	-72	-73
Administrative expenses	—	-4	—

Total	-23	-101	-73

Note 14 Shares in joint ventures, associated companies and subsidiaries

Joint ventures

	2006	2005
	(unaudited)
Carrying amount, joint ventures
Carrying amount, opening balance	657	31
New share issues and shareholders’ contribution	125	76
Group change	-613	639
Share of profit (losses)	-98	-109
Exchange rate differences	-25	20

Carrying amount, closing balance	46	657

Goodwill and other consolidated surplus values	0	0
Share of shareholders’ equity	46	657

Total	46	657

Shares in joint ventures

	2006	2005
	(unaudited)
	Interest %	Interest %
Netto Market, ICA & DSG AB	50	50
Rimi Baltic AB	100	50

In 2005 ICA AB and Kesko Livs Ab formed a jointly owned food retail business in the Baltic countries. ICA’s food retail operations in the Baltic region thereby changed from that of a subsidiary to a joint venture with a 50% interest for ICA. Operations were financed jointly by the two owners and with external loans. Both owners provided equal guarantees for the operations. On December 18, 2006 ICA AB acquired the remaining 50% of Rimi Baltic AB from Kesko Livs Ab, and Rimi Baltic has since been a wholly owned subsidiary of the ICA Group. In the income statement Rimi Baltic AB is recognized as a joint venture for the full-year 2006, but in the balance sheet Rimi Baltic AB is consolidated as of December 31, 2006.

ICA AB and Dansk Supermarket each own 50% of Netto Marknad AB, which operates the Netto discount concept in Sweden. Both companies have contributed a share of the capital. Furthermore, the owners finance operations with loans. ICA has not provided any guarantees for the Netto Marknad AB. In December 2006 an agreement was reached by the owners whereby ICA would reduce its interest to 5%. The transaction was approved by competition authorities on February 5, 2007 and finalized on February 15, 2007. As part of the agreement, ICA is taking over 21 stores in the Mälardal area, which will be converted to ICA stores or shut down.

The following table summarizes ICA’s share of the revenue, expenses, assets and liabilities of its joint ventures. The table includes income statement and balance sheet information for Rimi Baltic and Netto for both 2005 and 2006. Even though Rimi Baltic was consolidated at December 31, 2006, the disclosures below present the income statement and balance sheet for both years.

	2006	2005
	(unaudited)
Revenue	5,622	4,785
Expenses	-5,719	-4,882

Loss	-98	-97

Fixed assets	1,355	1,387
Current assets	821	680

Total assets	2,176	2,067

Shareholders’ equity	661	675
Long-term liabilities	713	727
Current liabilities	802	665

Shareholders’ equity and liabilities	2,176	2,067

Associated companies

	2006	2005
	(unaudited)
Carrying amount, associated companies
Cost, opening balance	49	166
Purchases	0	3
Undistributed share of associated companies’ net income	13	19
Disposals	-44	-149
Exchange rate differences	-1	10

Cost, closing balance	17	49

Impairment losses, opening balance	-19	-19
Impairment losses disposed companies	+19	—

Accumulated impairment losses, closing balance	0	-19

Net book value- closing balance	17	30

Shares in associated companies

The following table summarizes the most significant holdings of shares in associated companies:

	2006 (unaudited) Ownership, %	2005 Ownership, %	Profit share 2006	Profit share 2005	Profit share 2004
			(unaudited)		(unaudited)
HB Luntmakaren	50	50	0	0	0
HB Näringshuset	—	50	7	1	0
Berg Senteret AS	—	49	—	7	1
KS Oti-Senteret AS	—	—	—	23	2
Myra Senter AS	34	34	0	2	0
Kremmergården ANS	—	—	—	-8	1
Rensvik Sentrum AS	—	50	0	-6	0
Other associated companies			7	6	22

Total			14	25	26

The ownership percentages above refer to votes, which in every case is the identical to the share of capital.

Shares in subsidiaries

Holdings in subsidiaries directly and indirectly owned by ICA AB. The list is limited to operating companies

	Reg. office	2006 (unaudited)	2005
		Ownership, %	Ownership, %
Direct holdings
ICA AS	Oslo	100	100
ICA Baltic AB	Stockholm	100	100
ICA Banken AB	Stockholm	100	100
ICA Danmark A/S	Copenhagen	100	100
ICA Detalj AB	Stockholm	100	100
ICA Fastigheter AB	Stockholm	100	100
ICA International Services BV	Zaandam, Holland	100	100
ICA Reinsurance S.A	Luxembourg	99	99
ICA Ahold Trading AB	Stockholm	100	100

Indirect holdings
ETOS AB	Nacka	100	100
ICA Norge AS	Oslo, Norway	100	100
ICA Sverige AB	Stockholm	100	100
ICA Eiendom Norge AS	Oslo, Norway	100	100
ICA Fastigheter Sverige AB	Västerås	100	100
ICA Sourcing and Services BV	Zaandam, Holland	100	100
Rimi Baltic AB	Stockholm	100	100

In addition to the companies listed above, the ICA Group comprises 216 operating and dormant companies. A complete list of all Group companies can be obtained from ICA’s corporate communications department.

Note 15 Inventory

	2006	2005
	(unaudited)
Inventory of goods for resale	3,598	3,258
Deduction for obsolescence in inventory	-48	-30

Inventory	3,550	3,228

Note 16 ICA Banken

ICA Banken conducts banking operations, including card operations as well as savings and lending. Lending consists of customer loans (loans without security) and second mortgages. In addition, the bank offers mortgages through SBAB.

Since ICA Banken’s lending is almost exclusively to a large number of private persons, there is no concentration of credit risks. Savings and lending carry variable interest rates with the exception of a small portion of lending with a fixed 3-month rate. This means that the total interest rate risk is marginal. The bank’s surplus liquidity is invested in short-term government securities and other low-risk investments. The bank carries very small amounts in foreign currency, due to which its currency risk is also marginal. The fair value of financial assets and liabilities corresponds to their carrying amount.

ICA Banken’s lending to private persons matures as follows:

	2006	2005
	(unaudited)
Less than 3 months	1,237	913
More than 3 months but less than 1 year	442	640
More than 1 year but less than 5 years	2,131	2,558
More than 5 years	679	—

Total lending	4,489	4,111

ICA Banken has as a principle to classify a receivable as impaired when payments of interest or principal are overdue by more than 60 days. Impaired loans, net, amounted to 1.19% (1.09%) of lending. The provision ratio is a reserve for credit losses in relation to total impaired loans. The provision ratio for impaired loans amounted to 62% (59%).

Note 17 Assets held for sale and discontinued operations

Results from discontinued operations

	2006	2005	2004
	(unaudited)		(unaudited
Net sales	4,383	5,775	5,034
Cost of sales	-4,063	-5,472	-4,802
Selling expenses	-204	-197	-200
Administrative expenses	-78	-95	-85
Financial items	-11	-14	-11

Income (loss) before income taxes	27	-3	-64
Income taxes	-9	1	18

Result after tax but before result from disposal	18	-2	-46

Gain on disposal of discontinued operations before income taxes	349
Income taxes attributable to gain on disposal of discontinued operations	0

Gain on disposal of discontinued operations after tax	349

Income (loss) from discontinued operations, net of income taxes	367	-2	-46

In September 2006 the holding in ICA Meny was sold. ICA Meny is a supplier to restaurants, the foodservice sector and convenience stores. ICA Meny constituted a separate line of business and is recognized as a discontinued operation as of June 2006. At the time ICA Meny was classified as a discontinued operation, no gain or loss arose in connection with its valuation at fair value less costs to sell.

In 2006 ICA Meny reported cash flow from operating activities of SEK 14 million (47 and 19), with cash flow from investing activities of SEK -15 million (-46 and -19) and cash flow from financing activities of SEK 0 million (0 and 0).

The effect on individual assets and liabilities in the group attributable to the disposal is as follows:

2006
(unaudited)
Tangible fixed assets	144
Inventory	335
Accounts receivable	819
Other receivables	57
Liquid assets	0
Provisions	-102
Accounts payable	-399
Other liabilities	-797

Disposed assets and liabilities, net	57

Assets held for sale:

	2006	2005
	(unaudited)
Tangible fixed assets	1,146	674

A process is under way in the Group to ensure an efficient capital structure. As an element in this process, the Group is selling buildings and land that in certain cases are leased back. Fixed assets held for sale relate to buildings and land in Norway and Sweden that in certain cases are sold and in other cases are sold and leased back through operating leases.

Impairment losses of SEK 46 million (45) were reported during the year when these assets were classified as held for sale.

Note 18 Shareholders’ equity

For a summary of shareholders’ equity, refer to the report, “Changes in shareholders’ equity.”

Reserves

Translation reserve

The translation reserve comprises all exchange rate differences that arise through the translation of financial reports from foreign operations that have prepared their reports in a currency other than one in which the Group’s financial reports are presented. The Parent Company’s and Group’s reports are presented in Swedish kronor.

Hedging reserve

The hedging reserve comprises the effective share, net of income taxes, of the cumulative net change in the fair value of cash flow hedging instruments attributable to hedging transactions that have not yet occurred.

Revaluation reserve

The revaluation reserve comprises changes in value attributable to tangible and intangible fixed assets. In incremental acquisitions, the revaluation of the previously owned interest in the assets is recognized in the revaluation reserve.

Specification of the reserves in shareholders’ equity is as follows:

	2006	2005	2004
	(unaudited)		(unaudited)
Translation reserve
Translation reserve, opening balance	334	-61	0
Translation differences for the year	-455	395	-61

Translation reserve, closing balance	-121	-334	-61

Hedging reserve
Hedging reserve, opening balance	-61	-43	0
Change in hedging reserve	38	-18	-43

Hedging reserve, closing balance	-23	-61	-43

Revaluation reserve
Revaluation reserve, opening balance	—	—	—
Change in revaluation reserve	498	—	—

Revaluation reserve, closing balance	498	—	—

Total reserves

	2006	2005	2004
	(unaudited)		(unaudited)
Reserves, opening balance	273	-104	0
Changes in reserves for the year

Translation reserve	-455	395	-61
Hedging reserve	38	-18	-43
Revaluation reserve	498	—	—

Reserves, closing balance	354	273	-104

As of December 31, 2006 the share capital consists of 5,000,000 shares (5,000,000) with a nominal value of SEK 100.

Other paid-in capital

Other paid in capital relates to shareholders’ equity contributed by the owners. The principal contribution from the owners took place in connection with the implementation of ICA’s new structure in 2000.

Retained earnings including net income for the year

Retained earnings including net income for the year include earnings in the Parent Company and its subsidiaries and associated companies. Earlier provisions to the statutory reserve, excluding transferred share premium reserves, are included in this shareholders’ equity item.

Dividend

Shareholders received a total dividend of SEK 610 million (607), or SEK 122 (121) per share.

The Board of Directors has proposed a total dividend of SEK 958 million, or SEK 192 per share. The dividend proposal will be presented to the Annual General Meeting in May 2007 for resolution.

Note 19 Pensions

Practically all employees in Sweden receive pension benefits in accordance with collective agreements. Salaried employees receive defined-benefit pensions according to the Individual Added Pension (Individuell Tilläggs Pension) plan (“ITP”). Pension obligations are secured through provisions in the balance sheet and insurance premiums. Union employees receive defined-contribution pensions according to the STP plan through AMF pension.

Commitments for retirement pensions and family pensions for white-collar employees in Sweden are secured by insurance through Alecta. In accordance with a pronouncement from the Swedish Accounting Standards Board’s Emerging Issues Task Force, URA 42, this a defined-benefit plan covering multiple employers. For the fiscal year the Company did not have access to information that would make it possible to recognize it as a defined-benefit plan. The ITP pension plan secured through insurance from Alecta is therefore recognized as a defined-contribution plan. Annual pension premiums covered by Alecta amount to SEK 31 million (32). Alecta’s surplus can be divided between policy-holders and/or insureds. As of September 30, 2006 Alecta’s surplus in the consolidation level was 141 percent (128 percent as of December 31, 2005), based on a fair value calculation of Alecta’s assets as a percentage of insurance obligations calculated using Alecta’s actuarial assumptions, which does not agree with IFRS 19.

All employees in Norway are covered by occupational pension agreements. Although defined-benefit pensions are used, the majority of employees in Norway receive defined-contribution pensions. The defined-benefit plans are secured through both the payment of fees to insurance companies and provisions in the balance sheet. In addition to occupational pensions, unionized employees have the opportunity to retire at age 62. This is secured in part through the payment of fees and in part through provisions in the balance sheet.

There are no healthcare costs in the Group’s plans that significantly affect the reported obligation for defined-benefit plans.

	2006	2005	2004
	(unaudited)		(unaudited)
Cost of defined-benefit pensions
Cost of vested benefits during the period	57	65	47
Interest expense	38	48	39
Assumed rate of return on plan assets	-3	-4	-4
Reported actuarial gains (-) losses (+)	10	6	—

Pension cost for defined-benefit pensions	102	115	82

Pension cost for defined-contribution pensions	119	95	97

Total pension costs	221	210	179

Of the total pension cost, SEK 154 million (138, 117) is included in the cost of sales and SEK 67 million (72, 62) in administrative expenses.

	2006	2005
	(unaudited)
Carrying amount in balance sheet
Present value of funded obligations	134	84
Fair value of plan assets	-68	-72

	66	12
Present value of unfunded obligations	955	1,024
Unrecognized actuarial losses	-261	-253

Carrying amount	760	783

The amount is recognized in its entirety in the balance sheet under the long-term liability caption of Provisions for pensions.

	2006	2005
	(unaudited)
Change in pension obligations
Opening balance, present value pension obligations	1,108	969
Cost of vested benefits during the period	57	65
Interest expense	38	48
Actuarial gains (-) losses (+)	63	93
Pension disbursements	-28	-32
Changes in exchange rates	-6	—
Effects of disposals and business acquisitions	-143	-35

Closing balance, present value pension obligations	1,089	1,108

	2006	2005
	(unaudited)
Change in plan assets
Opening balance, plan assets	72	76
Assumed return on plan assets	3	5
Actuarial gains (+) losses (-)	13	—
Pension disbursements from plan assets	-28	-31
Contributions	31	44
Changes in exchange rates	-4	—
Effects of disposals and business acquisitions	-19	-22

Closing balance, plan assets	68	72

Actual return on plan assets	16	5

	2006	2005
	(unaudited)
Plan assets distributed by asset class
Bonds and other interest-bearing securities	40	50
Equities	18	14
Real estate	8	5
Other assets	2	3

Total plan assets	68	72

The assumed return on plan assets is based on long-term expectations regarding the return for each asset class. This return is based on an inflation assumption and historical data on returns for various asset classes. The assumed return for each asset class, together with the mix of assets expected to be held long-term, produces a total assumed return on plan assets.

	2006	2005
	(unaudited)
Important actuarial assumptions (%)
Discount rate	4.0	4.0
Inflation	1.5	1.5
Rate of salary increase	3.0	3.0
Assumed return on plan assets	5.5	5.5

	2006	2005	2004
	(unaudited)		(unaudited)
Amounts for current year and comparative year
Present value defined-benefit obligations	-1,089	-1,108	-966
Plan assets	68	72	76

Deficit (-) surplus (+)	-1,021	-1,036	-890
Experience-based adjustments for obligations	-68
Experience-based adjustments for plan assets	13

In accordance with the transitional rules for IAS 19 Employee Benefits, comparative information is not provided for all items in the table above.

Note 20 Pledged assets and contingent liabilities

	2006	2005
	(unaudited)
Pledged assets
Chattel mortgages	—	—
Real estate mortgages	585	360
Restricted cash	5	5

Total	590	365
Contingent liabilities
Guarantees for subsidiaries	—	—
Liability associated with partnerships	1	1
Guarantees and contingent liabilities	173	900

Total	174	901

The primary reason for the reduction in guarantees and contingent liabilities is related to the Rimi Baltic AB transaction discussed in Note 14. As the assets and liabilities Rimi Baltic AB are consolidated by the Company at December 31, 2006, the guarantee of Rimi Baltic AB’s loans is no longer listed as a contingent liability.

In connection with an extensive reorganization that took effect in January 1990, shareholders in the three regional companies ICA Eol AB, ICA Essve AB and ICA Hakon AB were offered the opportunity to tender their shares in the regional companies in exchange for shares in ICA AB (publ) or cash. ICA AB (publ) subsequently called for a compulsory redemption and obtained preferential possession of the regional companies. A protracted arbitration process relating to the three cases concluded in June 1997, when ICA’s claim regarding the redemption amount gained full approval. However, the administrators chose to appeal the arbitration ruling to the district court, which in April 2004 came down on the side of the arbitration ruling. The administrators appealed to the court of appeal, which in 2006 affirmed the district court’s judgment. The administrators have petitioned the Supreme Court. ICA has recognized a liability in accordance with the court of appeal’s ruling. If the final ruling falls in favor of the administrators, the Company will have to pay approximately SEK 150 million more than it has recognized as a liability. The Company and its legal advisers are of the opinion that there is no reason to recognize a liability exceeding the court of appeal’s ruling.

Note 21 Related-party transactions

Transactions between ICA AB and subsidiaries affiliated with the company have been eliminated in the consolidated accounts and are not indicated in this note. Transactions between the Group and other related parties are indicated below.

ICA has signed a number of commercial agreements with its owners, joint venture partners and associated companies. The scope of these transactions is indicated in the tables below

2006 (unaudited)	Sales to related parties	Purchases from related parties	Receivables from related parties	Liabilities to related parties
Owners:
Royal Ahold	52	25	8	7
Hakon Invest AB (publ)	20	87	3	9
Joint ventures:
RIMI Baltic AB	—	—	—	—
Netto Market AB	1	—	293	3
Associated companies	1	8	26	1

Total	74	120	330	20

2005	Sales to related parties	Purchases from related parties	Receivables from related parties	Liabilities to related parties
Owners:
Royal Ahold	4	20	23	12
Hakon Invest AB (publ)	1	45	1	19
Joint ventures:
RIMI Baltic AB	15	—	255	—
Netto Market AB	0	—	288	—
Associated companies	—	—	42	1

Total	20	65	609	32

2004 (unaudited)	Sales to related parties	Purchases from related parties
Owners:
Royal Ahold	0	38
Hakon Invest AB (publ)	0	111
Joint ventures:
RIMI Baltic AB	—	—
Netto Market AB	—	—
Associated companies	—	—

Total	0	149

The ICA Group has had daily transactions with the board members who are ICA retailers. This is a natural part of their role as ICA retailers. All transactions were made on market terms and refer to the sale of goods, consulting services and rent for premises.

The management of the ICA Group and the Board of Directors of ICA AB have received the following amounts:

	2006 (unaudited)	2005	2004 (unaudited)
Short-term compensation	52	41	43
Post-employment compensation	18	11	11

Total	70	52	54

In total, this group has been granted loans and credits from ICA Banken of SEK 1 million (0).

Note 22 Principles of financial risk management

The Group has a central function for financial management whose primary purpose is to ensure that the Group has secured financing through loans and lines of credit, to handle cash management and to actively manage and control financial exposure in line with the Group’s financial policy.

The financial instruments managed by the finance department consist of bank credits, short- and long-term loans, short-term investments and derivatives. The Group also has other financial instruments such as accounts receivable and payable, which are directly tied to the ICA Group’s operations.

ICA’s principal risk exposure relates to interest rates, liquidity, foreign currencies and credits.

Interest rate risk

Interest rate risk is defined as the risk that changes in market interest rates will affect cash flow or the fair value of financial assets and liabilities. The financial policy states that the Group will fix its interest rates for 18 months with a mandate to deviate from this norm by +/- 6 months. Interest rate swaps are used to adjust interest rate exposure.

Liquidity risk

Liquidity risk is defined as the risk that the Group cannot fulfill its short-term payment obligations. ICA’s financial policy states that the liquidity reserve must amount to a level where the reserve can handle the fluctuations that can be expected in day-to-day liquidity within a 12-month period. To ensure this, the Group has bank overdraft facilities and unutilized credit facilities. Its strong cash flow and unutilized loan facilities enabled the Group to meet its liquidity needs without difficulty in 2006. At year-end 2006 borrowings amounted to SEK 5,715 million (6,474) and the liquidity reserve to SEK 7,353 million (5,416).

Foreign currency risk

Foreign currency risk is defined as the risk that changes in exchange rates will affect cash flow. The primary foreign currency risk in the ICA Group is the transaction exposure that arises due to the import of goods paid in foreign currency. The risk norm in the financial policy is that 100% of the outstanding transaction exposure will be hedged. This exposure is hedged for the next 3-6 months. Currency hedges are arranged on the order date. For non-foods, the currency hedge is based on projected volumes. According to the financial policy, borrowings in foreign currency are hedged. The foreign currency risk that arises because the Group has invested in foreign subsidiaries is not actively hedged in the financial market.

Credit risk

Credit risk is defined as the risk that a counterparty in a financial transaction cannot fulfill its obligations according to a contract and that any security does not cover the company’s claim. The banks and financial institutions that the Group works with must have a creditworthiness corresponding to at least “A” from Standard & Poor’s or “A2” from Moody’s Investor Service. For commercial counterparties with which the company has a large exposure, individual assessments are made. The maximum credit exposure corresponds to the book value of financial assets. The credit risk that arises through ICA Banken’s lending to the public is managed by performing credit checks on all loan applicants.

Note 23 Financial instruments

Interest rate risks

Following is a summary of the Group’s interest-bearing assets and liabilities together with their effective interest rates. Long-term financial liabilities include the effect of interest rate swaps that convert the liability to a fixed interest rate.

	2006 (unaudited)		2005
	Effective interest rate, %	Total SEK million	Effective interest rate, %	Total SEK million
Financial assets
Long-term interest-bearing	6.6	3,558	5.7	3,600
Short-term interest-bearing	2.4	5,353	1.4	4,643

Financial liabilities
Long-term interest-bearing	4.3	6,993	4.0	8,386
Short-term interest-bearing	1.6	8,570	1.3	7,388

Foreign currency risks

One hundred percent of the Group’s major foreign currency exposures from operations-related transactions is hedged with forward exchange contracts. As a result, there are no significant exposures in foreign currencies as of December 31, 2006 over and above the Group’s functional currencies (SEK and NOK).

Fair value of financial assets and liabilities

The Group’s interest-bearing assets and liabilities, excluding derivatives, carry a fixed interest rate of up to 3 months, which means that their carrying amount essentially corresponds to their fair value.

The fair value of financial instruments classified as financial assets held for sale is as follows:

Financial derivatives	2006 (unaudited)		2005
	Asset	Liability	Asset	Liability
Interest rate swaps	28	—	13	38
Forward exchange contracts	8	17	10	0

Short-term investments in ICA Banken have a short maturity, which means that their fair value corresponds to their carrying amount.

Note 24 Statement of cash flows

Adjustments for non-cash items	2006 (unaudited)	2005	2004 (unaudited)
Depreciation/amortization	1,196	1,175	1,210
Impairment losses	69	119	309
Undistributed earnings from associated companies	85	90	-301
Interest received	-90	-104	-113
Interest paid	205	392	337
Capital gains/losses	-613	-175	-92
Provisions	5	16	2
Sale and leaseback effects	-178	-145	-201

Total non-cash items	679	1,368	1,151

Values in the statement of cash flows for 2005 include discontinued operations. For a disclosure of cash flows for discontinued operations, see the Note 17 Non-current assets held for sale and discontinued operations.

Other than interest associated with ICA Banken activities which remain in operating cash flows, interest paid is recognized under financing activities and interest received under investing activities. Adjustments for this are made in the item Adjustments for non-cash items.

Note 25 Business combinations

On December 18 the Group acquired the remaining 50% of Rimi Baltic AB from Kesko Livs AB. In the income statement Rimi Baltic AB is recognized as a joint venture for the full-year 2006, but in the balance sheet Rimi Baltic AB is consolidated as of December 31, 2006. Rimi Baltic is engaged food retail operations through 205 stores in Estonia, Latvia and Lithuania. The purchase price was SEK 1,756 million. The contribution to consolidated income after tax for 2006 for the acquired 50% was SEK -12 million.

During the year the Group acquired two store operations in Sweden. The operations were acquired from ICA retailers, who managed them under the ICA agreement, which stipulates how valuations are made in connection with such sales. The acquired stores will be sold to new ICA retailers. The Group will only own and run the stores for a short period. The total purchase price for the store operations was SEK 12 million. The contribution to consolidated income after tax for 2006 was SEK 2 million.

If all store acquisitions had taken place as of January 1, 2006, consolidated net sales would have increased by SEK 9,073 million and income after tax would have decreased by SEK -8 million.

The net assets of the acquired companies on their acquisition dates were as follows:

	Rimi Baltic
	100% of the carrying amount before acquisition	Value according to acquisition analysis for acquired 50%
Tangible fixed assets	1,470	1,026
Intangible fixed assets	629	194
Inventory	576	288
Accounts receivable and other receivables	483	243
Cash and cash equivalents	346	173
Long-term liabilities	-849	-468
Accounts payable and other current liabilities	-1,403	-698

Net identifiable assets and liabilities	1,252	758
Group goodwill		998

Purchase price paid 1)		1,756
Cash (acquired)		-346

Net cash outlay		1,410

Store operations Value according to acquisition analysis
Tangible fixed assets	7
Inventory	5
Accounts receivable and other receivables	11
Liquid assets	2
Long-term liabilities	0
Accounts payable and other current liabilities	-13

Net identifiable assets and liabilities	12
Purchase price paid 1)	12
Cash (acquired)	-2

Net cash outlay	10

1)	The amount includes fees for legal services of SEK 1 million related to Rimi Baltic and SEK 0 million related to store operations.

Goodwill from the acquisition of Rimi Baltic relates to the value of being represented in a geographical market with strong economic growth and for an established, efficient logistics organization.

Note 26 Investment commitments

In 2006 the Group entered into agreements to acquire tangible fixed assets for SEK 2,004 million (1,077).

Note 27 Other information

In 2000 ICA Ahold AB issued an offer to the shareholders in ICA AB (publ) to tender their class B and C shares in the company for SEK 821.31 per share. The offer was accepted by more than 99 percent of the shareholders. The former ICA Ahold AB subsequently called for the compulsory redemption of the outstanding shares and obtained preferential possession of the shares. ICA Ahold AB and ICA AB (publ) were merged in 2002. The purchase of outstanding shares will not impact ICA’s financial position as Ahold, in accordance with the shareholder agreement, finances this through shareholders’ contributions.

Note 28 Reconciliation to US GAAP

Rule 3-09 of Regulation S-X of U.S. Federal Securities Laws requires that the Company provide a reconciliation of the differences in accounting principles, practices and methods used in preparing the IFRS financial statements from those in the United States of America (“US GAAP”). IFRS varies in certain respects from US GAAP as described in the reconciliation below.

The following statements summarize the adjustments to ICA AB’s net income and total shareholders’ equity that would have to be made if ICA AB was to report in accordance with US GAAP.

Reconciliation of net income to US GAAP

	Notes	2006 (unaudited)	2005	2004 (unaudited)
Net income under IFRS		2,401	1,518	1,512
Adjustments for:
- Recognition and impairment of goodwill	28a	—	—	(27)
- Impairment of non-current assets	28b	(78)	1	4
- Sale and leaseback of real estate resulting in an operating lease	28c	(165)	81	107
- Sale and leaseback of real estate assessment of continuing involvement	28d	(33)	1	(4)
- Pensions	28e	(3)	(4)	8
- Restructuring provisions	28f
- Recorded expenses		(9)	(21)	(5)
- Reversed provision		24	4	12
- Guarantees	28g	4	(9)	0
- Embedded derivatives	28h	(9)	(48)	47
- Minority interest	28i	(8)	13	(1)
- Deferred income taxes	28j	7	1	(7)
- Other		(4)	14	8

Net income in accordance with US GAAP		2,127	1,551	1,654

Reconciliation shareholders’ equity to US GAAP

	Notes	As of December 31,
		2006 (unaudited)	2005
Shareholders’ equity under IFRS		10,216	8,371
Adjustments for:
- Recognition and impairment of goodwill	28a	533	568
- Impairment of non-current assets	28b	93	159
- Sale and leaseback of real estate resulting in an operating lease	28c	(1,009)	(845)
- Sale and leaseback of real estate assessment of continuing involvement	28d	(119)	(80)
- Pensions	28e	(188)	(101)
- Restructuring provisions	28f	17	9
- Guarantees	28g	(3)	(7)
- Embedded derivatives	28h	25	34
- Minority interest	28i	(13)	(19)
- Revaluation reserve	28j	(498)
- Other		3	12

Shareholders’ equity in accordance with US GAAP		9,057	8,101

Change in accounting principle

As discussed in Note 1, ICA Banken changed its accounting for bank cards. The change in accounting principle under IFRS has also been applied under US GAAP. As a result, the US GAAP net income reported previously for 2005 and 2004 was reduced by 5 and 4, respectively. In addition, the previously reported US GAAP equity balance at December 31, 2005 was reduced by 15 as a result of this change.

Significant balance sheet differences not noted in the equity reconciliation

During 2005, the Company sold the Swedish portfolio of operating loans related to ICA retailers totaling SEK 440 million to Nordea. In accordance with the agreement, Nordea will be compensated by the Company for future credit losses up to SEK 39. As discussed more thoroughly in Note 1, under IFRS the loans remain as an asset as the majority of the risks connected to the asset remain with ICA. However, under US GAAP, SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets, requires an asset to be derecognized if the entity has surrendered control over the assets transferred. As the Company has surrendered control over the assets, they are derecognized under US GAAP and therefore approximately SEK 230 million at end of 2006 would be reduced from other long-term receivables and other long-term liabilities.

28a Recognition and impairment of goodwill

Pursuant to the exemption available under IFRS 1, the Company elected not to restate the carrying amount of goodwill arising from business combinations and investments in joint ventures and associates completed prior to January 1, 2004 from its previous balance under Swedish GAAP. In accordance with IFRS 3, amortization of goodwill ceased as of January 1,

2004 and the goodwill amortization reported as an expense in 2004, in accordance with the previous accounting principles used, has been added back in the comparative figures for 2004. Goodwill is as of January 1, 2004 tested annually for impairment irrespective of whether there is an indication of impairment. Any write-downs are reported in the income statement.

Under previously used Swedish GAAP, goodwill was amortized on a straight-line basis not exceeding 20 years. Prior to 2002, under US GAAP, goodwill was amortized on a straight-line basis over its estimated useful life not to exceed 40 years. As a result of the difference in amortization periods, goodwill amortization for Swedish GAAP prior to 2002 was greater than the goodwill amortization under US GAAP and, as a result, certain goodwill amortization recorded for Swedish GAAP would have been reversed for US GAAP. With the adoption of US GAAP, SFAS 142 “Goodwill and Other Intangible Assets,” amortization of goodwill existing as of June 30, 2001 for US GAAP purposes ceased beginning January 1, 2002. Under IFRS the amortization on goodwill ceased on January 1, 2004. As a result, all goodwill amortization recorded for Swedish GAAP in 2002 and 2003 is reversed for US GAAP.

Under US GAAP, goodwill must be tested for impairment at least annually. Under US GAAP, impairments are calculated based on a two step process. The initial step is designed to identify the potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed which compares the implied fair value of the applicable reporting unit’s goodwill (based on a fair value allocation to all assets and liabilities) with the carrying amount of the goodwill, to measure the amount of goodwill impairment to be recorded. As a result of the different amortization periods discussed above and the required impairment testing methodologies under US GAAP and IFRS, the recorded impairments differ under Swedish GAAP, IFRS and US GAAP.

28b Impairment of non-current assets

Under IFRS, tangible and intangible fixed assets are subject to impairment tests when circumstances indicate that an impairment may exist. In determining whether or not an impairment exists, the Company groups its assets at the lowest level of identifiable cash flows. If the carrying amount of an asset (or asset group) exceeds its recoverable amount, which is the greater of its net selling price and value in use (value in use is generally measured based on discounted cash flows), an impairment loss is recognized in an amount equal to the difference. In addition, under IFRS, impairments of tangible and intangible fixed assets (other than goodwill) whose recoverable amount improves and subsequently exceeds its carrying value can be reversed to the lower of the pre-impairment carrying value or the new recoverable amount.

Under US GAAP, long-lived assets to be held and used in the Company’s business are subject to impairment tests when circumstances indicate that an impairment may exist. The Company groups its assets at the lowest level of identifiable cash flows. Only if an asset’s carrying amounts exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of the asset, is an impairment loss recognized in an amount equal to the amount by which the asset’s carrying amount exceeds its fair value, which is generally measured based on discounted cash flows.

As a result of the difference between IFRS and US GAAP, measurement differences have arisen primarily due to the impairment losses recognized under IFRS that were not initially allowed under US GAAP as the undiscounted cash flows were in excess of the carrying amount of the assets. In addition, losses have subsequently been required under US GAAP that were previously recognized under IFRS causing differences in the income statement between years.

28c Sale and leaseback of real estate resulting in an operating lease

Under IFRS the Company enters into sale and leaseback arrangements with various third parties, whereby the Company sells real estate and simultaneously leases it back from the purchaser for the Company’s own active use (typically a warehouse or a Company-owned retail store). The leaseback arrangements are classified as operating leases for IFRS. Under IFRS if a sale and leaseback transaction results in an operating lease and if the transaction is established at fair value, the gain or loss on the sale is recognized immediately and rent expense is recognized as incurred in the consolidated income statement.

Under US GAAP, if the criteria for sale and leaseback accounting are met, any profit or loss on a sale consummated at fair value is generally deferred and amortized in proportion to the related gross rental charges for an operating lease.

As a result of the differences between IFRS and US GAAP described above, certain gains that were recognized at the date of sale under IFRS have been deferred and amortized under US GAAP.

As described previously, differences in impairments and depreciation of real estate between IFRS and US GAAP could affect the carrying amounts of real estate and amounts of gains and losses on sales of real estate, which is deferred under US GAAP until the criteria above have been met.

28d Sale and leaseback of real estate assessment of continuing involvement

Under IFRS, as discussed in note 1, the Company enters into sale and leaseback arrangements with various third parties, whereby the Company sells real estate and simultaneously partially leases it back from the purchaser. In general, the Company has applied the principles of SFAS 98, “Accounting for Leases,” within IFRS. However, under US GAAP, the Company has determined that continuing involvement in regards of these transactions should be performed for each individual property in a single transaction only if the sections of properties are clearly functionally and legally independent. As a result of the interpretation of functionally and legally independent under US GAAP, certain transactions were not bifurcated when analyzing whether they represented one or multiple individual properties. However, under IFRS the Company believes that determination of functionally and legally independent is not required in determining whether bifurcation of whether a sale of a property has occurred.

The sale and leaseback arrangements for which a partial gain is recognized immediately under IFRS do not qualify for sale and leaseback accounting under US GAAP as described above and therefore they are required to be accounted for as a financing whereby: (i) the real estate remains on the Company’s balance sheet subject to normal depreciation policies of the Company (ii) the proceeds received by the Company for the transaction are recorded as a loan which accrues interest, (iii) and the Company recognizes rental income and cash received on the portion of the building not derecognized for US GAAP purposes that it is then redirected to the lender as cash paid over the term of the transaction is allocated to interest and principal payments on the recorded loan.

As a result of the difference between IFRS and US GAAP described above, certain gains that were recognized at the date of sale under IFRS have been deferred under US GAAP as it was deemed a single sale and leaseback transaction for US GAAP purposes. Additionally, during the lease term the Company recognizes the net impact of certain costs, such as depreciation and interest expense that continue to be incurred and related rental income from assumed subleases are recognized over the lease term under US GAAP , that under IFRS are not recognized as the partial property was derecognized.

28e Pensions

According to IFRS, pensions are accounted for under IAS 19. Under IFRS, defined benefit obligations and expenses are actuarially determined in a similar manner to US GAAP under SFAS 87, “Employers’ accounting for pensions,” using the projected credit unit method. However, as described in Note 1, the actuarial gains and losses were reset by the Company upon adoption of IFRS on January 1, 2004, while under US GAAP unrecognized gains and losses continue to be amortized. As a result, net periodic pension expense under US GAAP differs from net periodic pension expense under IFRS due to differences in the amortization of unrecognized actuarial gains and losses.

Additionally, under US GAAP in 2004 and 2005, an additional minimum pension liability must be recognized and charged to equity when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and unrecognized prior service cost, if any, and this excess is not covered by the liability recognized on the balance sheet. Effective December 31, 2006, the Company has applied SFAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132 R, for US GAAP purposes. SFAS 158 is being applied prospectively and therefore does not affect the 2005 and 2004 financial statements. Under SFAS No. 158, this “minimum liability” was replaced by the requirement for the Company to recognize the funded status as an asset or liability in its statement of financial position. The funded status is determined as the difference between the fair value of plan assets and the projected benefit obligation. There was no effect on the income statement as a result of the adoption of SFAS 158. Such “minimum liability” or requirement to fully recognize the funded status of benefit plan is not required under IFRS.

As a result of the differences between IFRS and US GAAP described above, timing differences arise between IFRS and US GAAP regarding the recognition of pension expenses and pension liabilities.

28f Restructuring provisions

Under US GAAP, restructuring costs are measured at fair value and are recorded in the period in which the liability is incurred rather than at the date of commitment to a plan by management. For involuntary employee termination benefits, if employees are not required to render services until they are terminated in order to receive the termination benefits or if employees will not be retained to render service beyond the minimum retention period, a liability for the termination benefits is recognized and measured at its fair value at the date that the plan is communicated to the employees. If employees are required to render services until they are terminated in order to receive the termination benefits and will be retained to render service beyond the minimum retention period, the liability for the termination benefits is measured initially at the communication date, based on the fair value of the liability as of the termination date, and then recognized ratably over the future service period.

A liability for costs to terminate a contract before the end of its term is recognized and measured at its fair value when the entity terminates the contract. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. A liability for other costs of a restructuring plan is recognized and measured at its fair value in the period in which the liabilities are incurred (generally, when goods or services associated with the activity are received). The liability is not recognized before it is incurred, even if the costs are incremental to other operating costs and will be incurred as a direct result of a plan.

IFRS allows restructuring provisions, including both voluntary and involuntary benefits, and other costs associated with the restructuring to be recorded when a commitment to the plan is demonstrated via a public announcements, sufficient details are available, and the amounts can be reasonably estimated. However, if there is a requirement for service in connection with termination benefits, the costs associated with such benefits are recognized over the service period similar to US GAAP.

As a result of the differences between IFRS and US GAAP described above, timing differences have arisen between IFRS and US GAAP regarding the recognition of certain restructuring costs as liabilities in the consolidated balance sheets and expenses in the consolidated income statements.

28g Guarantees

Under IFRS prior to January 1, 2006, the Company did not record a liability pursuant to a guarantee granted by the Company to a third party unless (i) the entity has a present obligation (legal or constructive) as a result of a past event and (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Rather, the Company recorded such amounts in an off-balance sheet account called contingent liabilities. As discussed in Note 1 and according to an amendment to IAS 39, financial guarantees are now recorded under IFRS as of January 1, 2006.

Prior to 2003, under US GAAP the Company would not record a liability pursuant to a guarantee granted by the Company to a third party unless it was probable that payments would be required under that guarantee and the amount of the payments could be reasonably estimated. In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others “(“FIN 45”). FIN 45 requires that the Company recognize, at the inception of a guarantee, a liability measured at fair value for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The fair value of the guarantee is recognized even if it not probable that payments will be required under the guarantee. Subsequent to the recognition of the obligation for the guarantee at fair value, the liability is amortized to earnings over the term of the guarantee. FIN 45 was applicable on a prospective basis to certain guarantees issued or modified after 2002.

As a result of the differences between IFRS and US GAAP described above, certain liabilities were recognized in the consolidated balance sheets as of December 31, 2005 and 2004 under US GAAP but not under IFRS. In addition, the timing of adoption of the amendment to IAS 39 under IFRS has resulted in certain liabilities being recorded under IFRS in 2006 with a corresponding charge directly in equity. Subsequent amortization of the guarantee obligation to earnings also creates differences between IFRS and US GAAP.

28h Embedded derivatives

The embedded derivatives are related to lease agreements in Rimi Baltic denominated in US dollars. Under US GAAP these agreements are considered to have embedded foreign currency derivatives that are required to be separately accounted for at fair value with gains and losses recognized in the income statement. Under IFRS, because the lease payments are denominated in a currency that is commonly used in the economic environment in which the transactions take place, the embedded feature is not accounted for separately.

28i Minority interest

In accordance with IFRS minority interests are presented as an item within equity and the profit attributable to minority interests is specified below the net income line. Under US GAAP, minority interests are shown as a separate category from equity and liabilities in the balance sheet and the share of profit attributable to minority interests is shown as a separate line in the income statement.

28j Deferred income taxes

Adjustments for deferred income taxes in the reconciliation to US GAAP are attributable to the taxable differences described above based on the effective tax rate for each period.

28k Revaluation reserve

On December 18, 2006, the Company acquired the remaining 50% of Rimi Baltic AB. In accordance with IFRS 3, the Company adjusted previously held interests of Rimi Baltic AB’s identifiable assets and liabilities to fair value as an in increase to the revaluation reserve in equity. Under US GAAP, the previously held interests in Rimi Baltic AB remain at their original costs and would not be recorded at fair value through equity.

Accounting standards adopted in 2006

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132 (R).” This Statement requires recognition of the funded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position. For pension plans, the funded status is determined as the difference between the fair value of plan assets and the projected benefit obligation. Changes in that funded status will be recognized in other comprehensive income, net of tax. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition obligation remaining from the initial application of SFAS No. 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. SFAS No. 158 will also require measurement of defined-benefit plan assets and obligations as of the balance sheet date. The Company has adopted the requirement to recognize the funded status as of December 31, 2006. The measurement date requirement is effective for fiscal year 2008. The Company has not yet determined the effect that the adoption of this measurement provision will have effect on the consolidated financial statements. Refer to the section above titled pensions for further information on the adoption of SFAS 158 in 2006.

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP No. FAS 13-1”). FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. The Company adopted the guidance of FSP No. FAS 13-1 on January 1, 2006. The adoption of FSP No. 13-1 did not have a material effect on the Company’s consolidated financial statements.

In November 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of APB No. 29” (“SFAS No. 153”). The provisions of SFAS No. 153 are effective for asset exchanges occurring in financial periods beginning after June 15, 2005. SFAS No. 153 eliminates the exception to the fair value requirements, which applied to exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance (i.e., transactions that are not expected to result in significant changes in the cash flows of the reporting entity). The adoption of SFAS No. 153 did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material when considering the relevant quantitative and qualitative factors. The Company has applied SAB No. 108 in the current year and there was no effect on the consolidated financial statements as a result.

Recent US GAAP accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. This statement describes fair value as being the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. SFAS 157 will be effective for the Company beginning in fiscal year 2008. The Company is currently assessing the effect of this pronouncement on the consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits an entity to measure certain financial assets and financial liabilities at fair value. Under Statement 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. Statement 159 is effective as of January 1, 2008. The Company is currently assessing the effect of this pronouncement on the consolidated financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No 109.” The Interpretation provides a comprehensive model for the financial statement recognition, measurement and presentation of uncertain tax positions taken or expected to be taken in income tax returns. The Interpretation also requires expanded disclosures with respect to the uncertainty in income tax positions. FIN 48 will be effective beginning in fiscal year 2007 for the Company. The Company is currently assessing the effect of this interpretation on the consolidated financial statements.